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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 9, 2018)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and run-off operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2017 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income is shown net of total return swap expense.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2017, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A the term "equity hedges" refers to equity and equity-related short positions held in the company's investment portfolio as part of the company's economic hedging strategy that was discontinued

    in the fourth quarter of 2016; the term "short equity exposures" refers to equity and equity-related short positions held for investment purposes since discontinuing the economic hedging strategy.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2017 and are explained in detail in note 24 (Financial Risk Management, under the heading of Capital Management).

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares outstanding.

  (11)
  Intercompany shareholdings of insurance and reinsurance affiliates are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance affiliates are presented within "Portfolio investments" on the segmented balance sheets and carried at cost. Total intercompany shareholdings are presented as "Investments in Fairfax affiliates" within the "Capital" section of the segmented balance sheets.

  (12)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting loss of $641.5 and a combined ratio of 106.6% in 2017 compared to an underwriting profit of $575.9 and a combined ratio of 92.5% in 2016. The underwriting loss in 2017 principally reflected the impact of higher current period catastrophe losses, lower net favourable prior year reserve development and an increase in non-catastrophe loss experience related to the current accident year. The insurance and reinsurance operations reported an operating loss (excluding net gains (losses) on investments) of $215.7 in 2017 compared to operating income of $1,039.2 in 2016 primarily as a result of the underwriting loss incurred in 2017, and lower share of profit of associates. Net premiums written by the insurance and reinsurance operations increased by 26.2% in 2017, principally reflecting the acquisition of Allied World on July 6, 2017, increased business volumes at OdysseyRe, and the consolidation of full year results for acquisitions made in 2016 (primarily Bryte Insurance, AMAG and Fairfirst Insurance).

Net investment gains of $1,467.5 in 2017 (compared to net investment losses of $1,203.6 in 2016) were principally due to the gain on the company's reduction of its equity accounted interest in ICICI Lombard, and net gains on net equity exposure, partially offset by net losses on CPI-linked derivatives and U.S. treasury bond forward contracts that reduce exposure to interest rate risk. Interest and dividends increased to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of Allied World's interest and dividends of ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. At December 31, 2017 subsidiary cash and short term investments of $17,545.0 (excluding Fairfax India and Fairfax Africa) accounted for 47.5% of portfolio investments.

Net earnings of $1,740.6 in 2017 (compared to a net loss of $512.5 in 2016) primarily reflected net investment gains (compared to net investment losses in 2016), a gain on the sale of the company's 97.7% interest in First Capital, and an increase in share of profit of associates, partially offset by underwriting losses due to current period catastrophe losses and an increased provision for income taxes primarily due to the impact of U.S. tax reform. The company's consolidated total debt to total capital ratio decreased to 25.8% at December 31, 2017 from 28.7% at December 31, 2016 primarily as a result of increased total capital, partially offset by increased total debt. The increase in total capital primarily reflected increases in common shareholders' equity (principally from the issuance of 5,075,894 subordinate voting shares pursuant to the acquisition of Allied World), non-controlling interests

(principally from consolidating Allied World, Grivalia Properties and Fairfax Africa) and total debt (principally from consolidating the borrowings of Allied World, Grivalia Properties and Fairfax Africa, and increased borrowings by Fairfax India). Common shareholders' equity increased to $12,475.6 ($449.55 per basic share) at December 31, 2017 from $8,484.6 ($367.40 per basic share) at December 31, 2016 (an increase of 24.7%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2017).

Maintaining its emphasis on financial soundness, the company held $2,368.4 of cash and investments at the holding company level ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017 compared to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2017 and 2016 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

Crum & Forster

On October 4, 2016 Crum & Forster acquired Trinity, which focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

Allied World

On July 6, 2017 the company acquired 94.6% of Allied World AG. Contemporaneously with the closing of the acquisition of Allied World AG, OMERS, AIMCo and certain other third parties ("the co-investors") invested funds for an indirect equity interest in Allied World AG. The remaining 5.4% of Allied World AG was acquired on August 17, 2017 in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership in Allied World of 32.6%. Allied World is a global property, casualty and specialty insurer and reinsurer with gross written premiums of approximately $3.1 billion in 2017 (inclusive of gross written premiums prior to the acquisition by Fairfax).

Fairfax Asia

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo.

On August 30, 2017 Pacific Insurance acquired Prudential Assurance Malaysia, a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to common stock at FVTPL (fair value of $549.0 at December 31, 2017). On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of ICICI Lombard from ICICI Bank.

On October 10, 2016 the company acquired an 80.0% interest in AMAG, an established general insurer in Indonesia. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

On October 3, 2016 Union Assurance acquired Fairfirst Insurance, a general insurer in Sri Lanka. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Insurance and Reinsurance – Other

During 2017 the company completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and

Romania (effective October 31, 2017). Further, the company completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective January 31, 2018).

On December 7, 2016 the company acquired Bryte Insurance, a property and casualty insurer in South Africa and Botswana.

Other

Subsequent to December 31, 2017

On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

On March 7, 2018 the company acquired the services business of Carillion, an infrastructure services company.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Years ended December 31, 2017 and 2016

On December 27, 2017 Quess acquired the facility management and catering business of Manipal primarily through issuance of Quess common shares to Manipal shareholders and the reinvestment of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% interest in Quess. On August 18, 2017 Quess completed a private placement of common shares with institutional investors. These transactions collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%.

On December 1, 2017 Cara acquired Pickle Barrel, which operates restaurants and provides catering services in the province of Ontario, Canada.

On July 4, 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and commenced consolidating Grivalia Properties.

On March 14, 2017 Fairchem and Privi Organics completed their previously announced merger, with the merged entity continuing under the Fairchem name. Subsequent to the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Privi Organics is a supplier of aroma chemicals to the fragrances industry and Fairchem is a specialty chemical manufacturer of oleochemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

On February 17, 2017 the company acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 26, 2017 the company invested in securities of Mosaic Capital through purchases of 6.00% senior preferred securities, 5.00% senior secured debentures and warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at any time until January 26, 2024. The company's investment in Mosaic Capital warrants represents a potential voting interest of approximately 62%.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement.

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's, a Canadian multi-brand restaurant company. On September 2, 2016 Cara acquired St-Hubert, a Canadian full-service restaurant operator and fully integrated food manufacturer.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town, a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting loss in 2017 driven by an active Atlantic hurricane season and wildfire activity on the U.S. west coast. This marks the first year of deteriorating underwriting results relative to the past several years, reflecting the above average catastrophe losses and the expectation that the benefit from prior year reserve releases may diminish somewhat, combined with the challenging market conditions that persist across many lines of business. The industry continues to feel the effects of low interest rates that negatively affect operating income, although investments results have been bolstered by strong equity markets throughout 2017. Despite interest rates having increased recently, the interest rates that currently prevail for reinvestment are still lower than those on maturing fixed income securities, with the gap narrowing as the 10-year anniversary of the financial crisis approaches. Strong performance in the equity markets, partially offset by the impact of underwriting losses, is expected to contribute to low single digit growth in capital for the industry. Insurance pricing on property and casualty lines of business shows signs of firming as catastrophe losses have focused attention on pricing across all segments, some of which were being subsidized by property lines of business that were benefiting from lower than average catastrophe losses in recent years.

The reinsurance sector remains well capitalized despite the significant catastrophe losses in 2017. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced significant rate increases for loss affected lines of business with non-loss affected lines of business experiencing low single digit price increases and non-catastrophe property and casualty reinsurance business experiencing flat or nominal price increases after several years of price decreases.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2017	2016	2015
Net premiums earned – Insurance and Reinsurance
Northbridge	1,019.7	908.8	874.7
OdysseyRe	2,333.4	2,074.1	2,204.1
Crum & Forster	1,852.8	1,769.5	1,522.0
Zenith National	811.6	807.3	766.4
Brit	1,536.9	1,399.3	892.5
Allied World(1)	1,028.7	–	–
Fairfax Asia	327.6	302.5	287.0
Other	790.6	437.2	442.7
Run-off	20.1	163.5	381.6

	9,721.4	7,862.2	7,371.0
Interest and dividends	559.0	555.2	512.2
Share of profit of associates	200.5	24.2	172.9
Net gains (losses) on investments	1,467.5	(1,203.6)	(259.2)
Gain on sale of subsidiary	1,018.6	–	–
Other revenue(2)	3,257.6	2,061.6	1,783.5

	16,224.6	9,299.6	9,580.4

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Other revenue comprises the revenue earned by the Other reporting segment, which primarily comprises the revenue earned by William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Pethealth, Cara and its subsidiaries St-Hubert (acquired on September 2, 2016), Original Joe's (acquired on November 28, 2016) and Pickle Barrel (acquired on December 1, 2017), Boat Rocker, Golf Town (acquired on October 31, 2016), Mosaic Capital (consolidated on January 26, 2017), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

The increase in revenue to $16,224.6 in 2017 from $9,299.6 in 2016 principally reflected increased net gains on investments, a gain of $1,018.6 on the sale of the company's 97.7% interest in First Capital, higher net premiums earned (including the consolidation of the net premiums earned of Allied World of $1,028.7), higher other revenue and increased share of profit of associates. The increase in net gains on investments principally reflected the net gain of $930.1 related to the reduction in the company's shareholding in ICICI Lombard in 2017, higher net gains on common stocks and lower net losses on short equity exposures and equity hedges, partially offset by higher net losses on U.S. treasury bond forward contracts. Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of the interest and dividends of Allied World ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Share of profit of associates of $200.5 in 2017 increased from $24.2 in 2016, primarily due to an increase at Eurolife in 2017 and a non-cash impairment charge of $100.4 recognized on Resolute in 2016.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2017 reflected the consolidation of the net premiums earned by Allied World ($1,028.7), increases at Insurance and Reinsurance – Other ($353.4, 80.8% inclusive of the consolidation of the $241.1, $68.5 and $23.7 of net premiums earned by Bryte Insurance, Fairfax Latam and Colonnade Insurance related to the AIG branches in Central and Eastern Europe respectively), OdysseyRe ($259.3, 12.5%), Brit ($137.6, 9.8%), Northbridge ($110.9, 12.2% including the favourable effect of foreign currency translation), Crum & Forster ($83.3, 4.7%), Fairfax Asia ($25.1, 8.3% including the consolidation of year-over-year increases of $34.4 and $8.6 of net premiums earned by AMAG and Fairfirst Insurance) and Zenith National ($4.3, 0.5%). Net premiums earned at Run-off in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction.

The decrease in revenue to $9,299.6 in 2016 from $9,580.4 in 2015 principally reflected increased net losses on investments and lower share of profit of associates, partially offset by higher net premiums earned, increased other revenue and higher interest and dividends. The increase in net losses on investments principally reflected net losses on equity and equity-related holdings after equity hedges (primarily realized losses) and CPI-linked derivatives, partially offset by net gains on bonds. Interest and dividends increased to $555.2 in 2016 from $512.2 in 2015 reflecting higher interest earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Share of profit of associates decreased to $24.2 in 2016 from $172.9 in 2015 primarily reflecting a non-cash impairment charge of $100.4 recognized on Resolute and lower share of profit from the KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2016 compared to 2015 reflected the consolidation of a full year of net premiums earned by Brit ($506.8 incremental increase year-over-year), increases at Crum & Forster ($247.5, 16.3%), Zenith National ($40.9, 5.3%), Northbridge ($34.1, 3.9% including the unfavourable effect of foreign currency translation) and Fairfax Asia ($15.5, 5.4%), partially offset by decreases at OdysseyRe ($130.0, 5.9%) and Insurance and Reinsurance – Other ($5.5, 1.2%). The decrease in net premiums earned at Run-off in 2016 principally reflected the impact of two significant reinsurance transactions in 2016 compared to the completion of four significant reinsurance transactions in 2015.

In order to better compare 2017 to 2016, the table which follows presents net premiums written by the company's insurance and reinsurance operations excluding the impact of the acquisition of Allied World (acquired July 6, 2017) and other smaller acquisitions as described in the footnotes.

	2017	2016	% change year-over- year
Net premiums written
Northbridge	1,064.9	942.6	13.0
OdysseyRe	2,495.9	2,100.2	18.8
Crum & Forster	1,863.4	1,801.1	3.5
Zenith National	837.4	819.4	2.2
Brit	1,530.9	1,480.2	3.4
Fairfax Asia(1)	272.2	290.1	(6.2)
Other(2)	480.7	458.4	4.9

Insurance and reinsurance operations	8,545.4	7,892.0	8.3

(1)
Excludes AMAG (acquired October 10, 2016) and Fairfirst Insurance (acquired October 3, 2016).

(2)
Excludes Bryte Insurance (acquired December 7, 2016), Fairfax Latam (Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017)) and the AIG branches in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017).

Northbridge's net premiums written increased by 13.0% in 2017 including the favourable effect of foreign currency translation. In Canadian dollar terms, Northbridge's net premiums written increased by 10.7% in 2017, primarily reflecting increased renewal and new business writings, and price increases across the group.

OdysseyRe's net premiums written increased by 18.8% in 2017, principally reflecting increases in the U.S. Insurance division (automobile, crop and liability package lines of business), North America division (property and casualty reinsurance lines of business), EuroAsia division (crop, commercial automobile and credit and bond reinsurance lines of business) and the London Market division (affinity and liability insurance lines of business).

Crum & Forster's net premiums written increased by 3.5% in 2017, principally reflecting growth in the accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business.

Zenith National's net premiums written increased by 2.2% in 2017, primarily reflecting increased exposure, partially offset by price decreases.

Brit's net premiums written increased by 3.4% in 2017, principally reflecting better than expected development on 2016 and prior underwriting years, inwards reinstatement premiums following the current period catastrophe losses, increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by modest price decreases and reductions in other lines of business through active portfolio management, the unfavourable impact of foreign currency translation and the impact of additional reinsurance purchased.

Net premiums written by Fairfax Asia decreased by 6.2% in 2017, principally reflecting lower writings in the commercial automobile, property and marine lines of business and the impact of lower premium retention (primarily at First Capital).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 4.9% in 2017, principally reflecting increases at Fairfax CEE (primarily at Colonnade Insurance), Advent and Fairfax Brasil, partially offset by decreases at Group Re.

Net gains (losses) on investments in 2017 and 2016 were comprised as shown in the following table:

	2017	2016
Common stocks	707.8	(78.0)
Preferred stocks – convertible	(1.6)	(6.6)
Bonds – convertible	233.1	(39.4)
Gain on disposition of associates(1)	69.8	–
Other equity derivatives(2)	57.9	19.3

Long equity exposures	1,067.0	(104.7)
Short equity exposures and equity hedges	(417.9)	(1,192.9)

Net equity exposure and financial effects	649.1	(1,297.6)
Bonds	44.9	322.7
CPI-linked derivatives	(71.0)	(196.2)
U.S. treasury bond forwards	(153.2)	47.0
Other derivatives	(0.3)	(7.4)
Foreign currency	2.8	(129.5)
Gain on disposition of insurance and reinsurance associates(3)	930.1	–
Other	65.1	57.4

Net gains (losses) on investments	1,467.5	(1,203.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	24.2	256.8
U.S. states and municipalities	67.3	(29.5)
Corporate and other	(46.6)	95.4

	44.9	322.7

(1)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(3)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings.

During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2017 for a tabular analysis followed by a discussion of the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $44.9 in 2017 were primarily comprised of net gains on U.S. treasury bonds ($52.8) and U.S. state and municipal bonds ($67.3), partially offset by losses on Indian government bonds ($40.5) and corporate and other bonds ($46.6).

The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 and $196.2 in 2017 and 2016 respectively. Net unrealized losses on CPI-linked derivative contracts typically reflect the market's expectation of increases in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue to $3,257.6 in 2017 from $2,061.6 in 2016 principally reflected increases at Cara (reflecting the inclusion of the full year revenue of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017), Thomas Cook India (reflecting increased business volumes at Quess), Fairfax India (reflecting the consolidation of Fairchem on March 14, 2017, the inclusion of the full year revenue of Privi Organics and increased business volumes at NCML), Golf Town (reflecting the inclusion of the full year revenue), and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2017, the United States, Canada, International and Asia accounted for 63.2%, 12.3%, 16.0% and 8.5% respectively, of net premiums earned by geographic region in 2017, compared to 65.5%, 13.4%, 12.4% and 8.7% respectively, in 2016.

United States

Net premiums earned in the United States geographic region increased by 19.3% from $5,152.8 in 2016 to $6,148.7 in 2017 primarily reflecting the consolidation of Allied World ($773.7 for the period July 6, 2017 to December 31, 2017) and increases at OdysseyRe (growth in the property and casualty reinsurance segments and the commercial automobile, casualty and crop insurance segments), Brit (organic growth and new initiatives) and Crum & Forster (growth in accident and health and commercial transportation lines of business), partially offset by lower net premiums earned at Run-off reflecting non-recurring transactions in 2016 involving the reinsurance of third party runoff portfolios.

Canada

Net premiums earned in the Canada geographic region increased by 13.6% from $1,053.1 in 2016 to $1,196.8 in 2017 primarily reflecting increased net premiums earned at Northbridge (increased new business writings, modest price increases across the group and the favourable effect of the strengthening of the Canadian dollar relative to the U.S. dollar as measured by average annual rates of exchange) and the consolidation of Allied World ($20.5 for the period July 6, 2017 to December 31, 2017).

International

Net premiums earned in the International geographic region increased by 59.8% from $972.0 in 2016 to $1,553.2 in 2017 primarily reflecting the consolidation of Bryte Insurance ($241.1), Allied World ($146.3 for the period July 6, 2017 to December 31, 2017), and Fairfax Latam ($68.5), the impact of the expansion at Colonnade Insurance and modest increases in net premiums earned at Brit and OdysseyRe.

Asia

Net premiums earned in the Asia geographic region increased by 20.2% from $684.3 in 2016 to $822.7 in 2017 primarily as a result of the consolidation of Allied World ($88.2 for the period July 6, 2017 to December 31, 2017), year-over-year increases at AMAG and Fairfirst Insurance and modest increases in net premiums earned at Brit and OdysseyRe.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for run-off operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2017, 2016 and 2015. In that table, interest and dividends and share of profit (loss) of associates are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Run-off, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income (loss) including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2017	2016	2015
Combined ratios – Insurance and Reinsurance
Northbridge	99.1%	94.9%	91.8%
OdysseyRe	97.4%	88.7%	84.7%
Crum & Forster	99.8%	98.2%	97.7%
Zenith National	85.6%	79.7%	82.5%
Brit	113.1%	97.9%	94.9%
Allied World(1)	157.0%	–%	–%
Fairfax Asia	88.4%	86.4%	87.9%
Other	110.2%	93.7%	89.6%

Consolidated	106.6%	92.5%	89.9%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	9.0	46.3	71.4
OdysseyRe	60.0	235.2	336.9
Crum & Forster	3.2	32.4	35.4
Zenith National	117.2	164.1	134.4
Brit	(201.9)	29.1	45.4
Allied World(1)	(586.6)	–	–
Fairfax Asia	38.2	41.1	34.8
Other	(80.6)	27.7	46.2

Underwriting profit (loss) – Insurance and Reinsurance	(641.5)	575.9	704.5
Interest and dividends – Insurance and Reinsurance	402.3	410.0	338.9
Share of profit of associates – Insurance and Reinsurance	23.5	53.3	138.1

Operating income (loss) – Insurance and Reinsurance	(215.7)	1,039.2	1,181.5
Run-off (excluding net gains (losses) on investments)	(184.6)	(149.4)	(74.1)
Other reporting segment (excluding net gains (losses) on investments)	212.1	133.5	127.8
Interest expense	(331.2)	(242.8)	(219.0)
Corporate overhead and other	56.5	(131.2)	(132.5)
Gain on sale of subsidiary	1,018.6	–	–

Pre-tax income before net gains (losses) on investments	555.7	649.3	883.7
Net realized gains (losses) on investments	723.4	(2,071.4)	1,176.4

Pre-tax income (loss) including net realized gains (losses) on investments	1,279.1	(1,422.1)	2,060.1
Net change in unrealized gains (losses) on investments	744.1	867.8	(1,435.6)

Pre-tax income (loss)	2,023.2	(554.3)	624.5
Income taxes	(408.3)	159.6	17.5

Net earnings (loss)	1,614.9	(394.7)	642.0

Attributable to:
Shareholders of Fairfax	1,740.6	(512.5)	567.7
Non-controlling interests	(125.7)	117.8	74.3

	1,614.9	(394.7)	642.0

Net earnings (loss) per share	$66.74	$(24.18)	$23.67
Net earnings (loss) per diluted share	$64.98	$(24.18)	$23.15
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

The company's insurance and reinsurance operations produced an underwriting loss of $641.5 (combined ratio of 106.6%) in 2017 compared to an underwriting profit of $575.9 (combined ratio of 92.5%) in 2016. The increase in the combined ratio in 2017 principally reflected the impact of higher current period catastrophe losses, lower net favourable prior year reserve development and an increase in non-catastrophe loss experience related to the current accident year.

Net favourable prior year reserve development of $491.7 (5.1 combined ratio points) in 2017 decreased from $654.6 (8.5 combined ratio points) in 2016 and was comprised as follows:

	2017	2016
Insurance and Reinsurance
Northbridge	(93.5)	(112.8)
OdysseyRe	(288.1)	(266.5)
Crum & Forster	(10.2)	(8.3)
Zenith National	(76.4)	(101.0)
Brit	(9.5)	(53.5)
Allied World(1)	71.9	–
Fairfax Asia	(52.3)	(52.1)
Other	(33.6)	(60.4)

Net favourable development	(491.7)	(654.6)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Current period catastrophe losses of $1,330.4 (13.7 combined ratio points) in 2017 increased from $352.7 (4.6 combined ratio points) in 2016 and were comprised as follows:

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	372.0	3.8		–	–
Hurricane Maria	281.7	2.9		–	–
Hurricane Harvey	252.4	2.6		–	–
California wildfires	185.4	1.9		–	–
Mexico earthquakes	24.1	0.2		–	–
Hurricane Matthew	–	–		67.9	0.9
Fort McMurray wildfires	–	–		61.8	0.8
Other	214.8	2.3		223.0	2.9

	1,330.4	13.7	points	352.7	4.6	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2017	2016
Underwriting profit (loss) – Insurance and Reinsurance	(641.5)	575.9

Loss & LAE – accident year	77.4%	66.7%
Commissions	16.9%	17.3%
Underwriting expense	17.4%	17.0%

Combined ratio – accident year	111.7%	101.0%
Net favourable development	(5.1)%	(8.5)%

Combined ratio – calendar year	106.6%	92.5%

The commission expense ratio decreased to 16.9% in 2017 from 17.3% in 2016, primarily reflecting the consolidation of Allied World (non-recurring acquisition accounting adjustments reduced net premiums earned and commission expense in the period July 6, 2017 to December 31, 2017 and resulted in a commission expense ratio that was generally lower than Fairfax's other operating companies), partially offset by an increased commission expense ratio at Brit (primarily the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in 2017).

The underwriting expense ratio increased to 17.4% in 2017 from 17.0% in 2016, primarily reflecting the consolidation of Allied World (Allied World's underwriting expense ratio of 21.1% for the period July 6, 2017 to December 31, 2017 was generally higher than Fairfax's other operating companies), partially offset by increased net premiums earned relative to underwriting expenses at OdysseyRe and Northbridge.

Underwriting expenses increased by 4.8% in 2017 (excluding the combined underwriting expenses of $310.2 of Allied World, Bryte Insurance and Fairfax Latam in 2017), primarily reflecting increases at Crum & Forster (primarily due to increased compensation costs related to new underwriting initiatives), Colonnade Insurance (primarily reflecting its start-up costs), Zenith National (primarily reflecting higher underwriting expenses attributable to ongoing investment in personnel) and Fairfax Asia (primarily reflecting the year-over-year impact of the consolidation of the underwriting expenses of AMAG and Fairfirst Insurance and increased compensation costs), partially offset by a decrease at Brit (primarily reflecting the favourable effect of foreign currency translation and increased fee income earned from the management of third party underwriting capital)

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and run-off operations and corporate overhead. Operating expenses increased to $2,049.5 in 2017 from $1,597.7 in 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph and increased Fairfax and subsidiary holding companies' corporate overhead, partially offset by lower operating expenses at Run-off.

Other expenses increased to $3,024.6 in 2017 from $1,958.4 in 2016 primarily as a result of increases at Cara (reflecting the inclusion of the full year expenses of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017), Thomas Cook India (reflecting increased business volumes at Quess), Fairfax India (reflecting the consolidation of Fairchem on March 14, 2017, the inclusion of the full year expenses of Privi Organics and increased business volume at NCML) and Golf Town (reflecting the inclusion of the full year expenses), and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).

The company reported net earnings attributable to shareholders of Fairfax of $1,740.6 (net earnings of $66.74 per basic share and$64.98 per diluted share) in 2017 compared to a net loss attributable to shareholders of Fairfax of $512.5 (net loss of $24.18 per basic and diluted share) in 2016. The year-over-year increase in profitability primarily reflected increased net gains on investments and the gain on the sale of the company's 97.7% interest in First Capital, partially offset by a decrease in underwriting profit and increased provision for income taxes.

Common shareholders' equity increased from $8,484.6 at December 31, 2016 to $12,475.6 at December 31, 2017, primarily reflecting the issuance of 5,075,894 shares with a fair value of $2,191.6 pursuant to the acquisition of Allied World, net earnings attributable to shareholders of Fairfax of $1,740.6 and other comprehensive income of $283.8 (comprised of net unrealized foreign currency translation gains on foreign operations of $200.4 and the company's share of other comprehensive income of associates of $114.3, partially offset by net losses on defined benefit plans of $30.9), partially offset by dividends paid of $282.0 on the company's common and preferred shares. Common shareholders' equity per basic share at December 31, 2017 was $449.55 compared to $367.40 per basic share at December 31, 2016, representing an increase of 22.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2017, or an increase of 24.7% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2017 and 2016. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)
Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0
Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	(49.5)	123.6	236.8	(89.4)
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Other reporting segment	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead and other	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	64.5	(236.8)	(303.9)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:
Shareholders of Fairfax														1,740.6
Non-controlling interests														(125.7)

														1,614.9

Year ended December 31, 2016

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,055.1	2,380.7	2,055.0	831.7	1,912.2	–	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	–	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned	908.8	2,074.1	1,769.5	807.3	1,399.3	–	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	–	41.1	27.7	575.9	(185.1)	–	–	–	390.8
Interest and dividends	52.2	153.7	65.8	29.6	55.4	–	26.7	26.6	410.0	51.2	16.7	(11.5)	88.8	555.2
Share of profit (loss) of associates	5.2	17.3	(22.6)	1.2	3.4	–	48.1	0.7	53.3	(15.5)	13.6	(27.2)	–	24.2

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	–	115.9	55.0	1,039.2	(149.4)	30.3	(38.7)	88.8	970.2
Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	–	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Other reporting segment	–	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead and other	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	–	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	–	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes														159.6

Net loss														(394.7)

Attributable to:
Shareholders of Fairfax														(512.5)
Non-controlling interests														117.8

														(394.7)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2017 and 2016 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2017. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,445.1 as at December 31, 2017 primarily consisted of Fairfax holding company debt of $3,475.1, partially offset by the elimination of intercompany debt. Corporate and Other borrowings of $3,479.6 as at December 31, 2016 primarily consisted of Fairfax holding company debt of $3,341.2 and purchase consideration payable of $129.2 (repaid in 2017) related to the TRG acquisition.
	Economic ownership percentage in Fairfax affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	5.2%	–	–	–	–	31.5%	44.9%	18.4%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	11.0%	1.5%	0.4%	–	1.8%	0.6%	1.7%	4.9%	45.7%	67.6%
Fairfax India	–	6.9%	3.5%	1.0%	4.1%	4.8%	1.0%	2.0%	5.4%	1.5%	30.2%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	–	6.6%	3.4%	–	51.0%
Cara	8.5%	10.5%	4.9%	–	3.8%	5.7%	–	–	6.3%	0.5%	40.2%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	–	10.8%	–	–	58.2%
Fairfax Africa	1.7%	20.1%	4.8%	9.1%	9.9%	4.2%	0.6%	7.6%	1.5%	4.7%	64.2%
Grivalia Properties	3.9%	18.8%	5.1%	1.4%	1.7%	5.0%	–	5.0%	9.2%	2.6%	52.7%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, OdysseyRe, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in Investment in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within Portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	107.0	557.8	5.3	9.4	–	–	549.0	–	1,228.5	–	–	1,139.9	2,368.4
Insurance contract receivables	327.4	995.9	315.4	260.7	774.0	1,336.7	97.8	621.6	4,729.5	73.8	–	(116.4)	4,686.9
Portfolio investments(2)	3,008.1	7,979.8	4,024.2	1,716.0	4,245.1	8,162.9	632.9	2,145.7	31,914.7	3,710.0	3,176.8	(1,788.3)	37,013.2
Deferred premium acquisition costs	116.4	223.4	126.0	12.2	207.1	146.6	16.8	94.4	942.9	–	–	(15.4)	927.5
Recoverable from reinsurers	441.5	976.1	1,033.7	53.1	1,437.6	2,879.6	275.9	1,110.2	8,207.7	737.9	–	(1,133.1)	7,812.5
Deferred income taxes	81.6	195.7	151.6	29.9	–	–	–	66.3	525.1	25.3	–	(169.6)	380.8
Goodwill and intangible assets	172.8	171.3	318.2	433.1	725.6	1,702.6	196.4	66.6	3,786.6	36.8	2,242.7	6.4	6,072.5
Due from affiliates	205.4	1.6	3.0	–	–	–	8.6	32.0	250.6	437.6	–	(688.2)	–
Other assets	67.0	82.6	243.0	72.4	90.7	356.0	153.3	149.4	1,214.4	79.7	3,264.5	269.7	4,828.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	35.1	237.2	106.1	–	(343.3)	–

Total assets	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Liabilities
Accounts payable and accrued liabilities	187.2	533.0	309.9	108.6	156.5	272.2	114.2	442.0	2,123.6	90.4	1,288.0	127.5	3,629.5
Income taxes payable	16.2	34.4	–	–	7.4	1.7	1.9	5.2	66.8	–	12.8	16.0	95.6
Short sale and derivative obligations	2.7	61.0	19.1	4.3	12.5	0.6	0.1	1.6	101.9	13.0	12.6	(1.3)	126.2
Due to affiliates	0.9	5.1	10.9	2.8	–	6.0	0.7	13.4	39.8	1.6	189.8	(231.2)	–
Funds withheld payable to reinsurers	4.9	94.2	21.4	–	450.1	270.3	12.5	103.2	956.6	12.5	–	(118.9)	850.2
Provision for losses and loss adjustment expenses	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	–	(1,055.9)	28,610.8
Provision for unearned premiums	628.4	909.1	713.0	305.7	891.2	1,653.0	177.1	726.3	6,003.8	8.0	–	(60.1)	5,951.7
Deferred income taxes	–	–	–	–	42.8	67.5	8.5	3.2	122.0	–	146.6	(268.6)	–
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1

Total liabilities	2,804.6	7,248.4	4,651.1	1,653.8	5,930.1	10,937.2	674.5	3,223.5	37,123.2	3,456.5	3,245.8	1,852.6	45,678.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,722.5	4,067.7	1,639.5	933.0	1,550.0	3,641.6	1,195.0	1,095.7	15,845.0	1,750.7	5,092.5	(8,877.1)	13,811.1
Non-controlling interests	0.1	–	–	–	–	5.6	61.2	2.1	69.0	–	345.7	4,186.2	4,600.9

Total equity	1,722.6	4,067.7	1,639.5	933.0	1,550.0	3,647.2	1,256.2	1,097.8	15,914.0	1,750.7	5,438.2	(4,690.9)	18,412.0

Total liabilities and total equity	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Capital
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1
Investments in Fairfax affiliates	154.3	824.2	298.6	106.0	193.4	244.1	26.0	195.2	2,041.8	629.0	–	(2,670.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,568.2	3,243.5	1,340.9	827.0	921.3	2,173.7	1,169.0	902.6	12,146.2	1,121.7	2,563.3	(2,020.1)	13,811.1
Non-controlling interests	0.1	–	–	–	435.3	1,229.4	61.2	–	1,726.0	–	2,874.9	–	4,600.9

Total capital	1,722.6	4,157.5	1,680.9	971.2	1,783.5	4,525.2	1,256.2	1,189.9	17,287.0	1,750.7	7,034.2	(1,245.8)	24,826.1

% of consolidated total capital	6.9%	16.7%	6.8%	3.9%	7.2%	18.2%	5.1%	4.8%	69.6%	7.1%	28.3%	(5.0)%	100.0%

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Includes investments in non-insurance affiliates.

Segmented Balance Sheet as at December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	125.9	508.6	7.2	10.3	–	–	–	652.0	–	–	719.6	1,371.6
Insurance contract receivables	272.7	830.8	279.1	238.2	639.2	169.6	385.7	2,815.3	196.8	–	(94.6)	2,917.5
Portfolio investments(1)	2,748.8	7,243.8	3,907.7	1,708.7	3,986.7	1,568.8	1,680.6	22,845.1	3,847.2	1,476.5	(875.4)	27,293.4
Deferred premium acquisition costs	96.4	182.5	122.0	10.9	192.7	30.6	72.0	707.1	–	–	(14.0)	693.1
Recoverable from reinsurers	463.3	774.8	1,104.1	68.0	923.7	634.3	346.3	4,314.5	835.8	–	(1,140.0)	4,010.3
Deferred income taxes	65.9	300.5	257.3	55.0	–	–	18.9	697.6	11.6	–	23.4	732.6
Goodwill and intangible assets	152.8	174.9	331.6	439.0	730.9	173.1	33.9	2,036.2	37.1	1,766.0	8.2	3,847.5
Due from affiliates	120.9	4.0	31.4	–	0.3	23.3	35.1	215.0	575.3	–	(790.3)	–
Other assets	103.2	182.9	183.5	60.6	106.0	85.0	51.0	772.2	99.6	1,497.7	148.9	2,518.4
Investments in Fairfax insurance and reinsurance affiliates	–	132.0	70.2	–	–	–	32.7	234.9	106.1	–	(341.0)	–

Total assets	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Liabilities
Accounts payable and accrued liabilities	161.3	511.0	282.2	94.6	79.4	273.7	261.1	1,663.3	104.2	973.8	147.3	2,888.6
Income taxes payable	6.3	–	–	1.5	–	13.0	0.2	21.0	–	2.2	12.2	35.4
Short sale and derivative obligations	40.9	79.5	37.2	3.1	11.8	–	5.0	177.5	41.9	–	14.9	234.3
Due to affiliates	0.9	9.2	0.6	3.0	–	5.5	2.2	21.4	1.0	48.3	(70.7)	–
Funds withheld payable to reinsurers	3.3	61.6	18.2	–	302.3	51.8	66.0	503.2	13.3	–	(100.3)	416.2
Provision for losses and loss adjustment expenses	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	–	(1,080.8)	19,481.8
Provision for unearned premiums	542.5	722.5	683.8	280.2	836.8	308.9	403.1	3,777.8	19.9	–	(57.3)	3,740.4
Deferred income taxes	–	–	–	–	102.8	4.8	3.2	110.8	–	153.0	(263.8)	–
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6

Total liabilities	2,630.2	6,370.5	4,625.7	1,633.1	4,915.7	1,457.7	1,850.1	23,483.0	3,970.4	2,029.8	2,081.1	31,564.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,166.9	806.1	11,746.8	1,739.1	2,622.9	(6,288.7)	9,820.1
Non-controlling interests	–	–	–	–	–	60.1	–	60.1	–	87.5	1,852.4	2,000.0

Total equity	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,227.0	806.1	11,806.9	1,739.1	2,710.4	(4,436.3)	11,820.1

Total liabilities and total equity	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Capital
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–
Shareholders' equity attributable to shareholders of Fairfax	1,409.1	3,420.3	1,470.9	916.8	1,125.7	1,122.1	706.8	10,171.7	1,215.8	1,233.9	(2,801.3)	9,820.1
Non-controlling interests	–	–	–	–	463.4	60.1	–	523.5	–	1,476.5	–	2,000.0

Total capital	1,519.7	4,054.1	1,709.8	995.8	1,839.7	1,227.0	896.3	12,242.4	1,739.1	3,562.9	(956.7)	16,587.7

% of consolidated total capital	9.2%	24.4%	10.3%	6.0%	11.1%	7.4%	5.4%	73.8%	10.5%	21.5%	(5.8)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Run-off and Other by reporting segment for the years ended December 31, 2017 and 2016.

    Northbridge(1)

	Cdn$
	2017	2016	2017	2016
Underwriting profit	11.6	61.3	9.0	46.3

Loss & LAE – accident year	74.5%	71.6%	74.5%	71.6%
Commissions	16.1%	16.6%	16.1%	16.6%
Underwriting expenses	17.7%	19.1%	17.7%	19.1%

Combined ratio – accident year	108.3%	107.3%	108.3%	107.3%
Net favourable development	(9.2)%	(12.4)%	(9.2)%	(12.4)%

Combined ratio – calendar year	99.1%	94.9%	99.1%	94.9%

Gross premiums written	1,539.4	1,395.9	1,187.0	1,055.1

Net premiums written	1,381.0	1,247.0	1,064.9	942.6

Net premiums earned	1,322.4	1,202.3	1,019.7	908.8

Underwriting profit	11.6	61.3	9.0	46.3
Interest and dividends	70.2	69.0	54.1	52.2
Share of profit of associates	4.1	6.9	3.2	5.2

Operating income	85.9	137.2	66.3	103.7

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 2.0% in 2017 compared to 2016. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$11.6 ($9.0) and a combined ratio of 99.1% in 2017 compared to an underwriting profit of Cdn$61.3 ($46.3) and a combined ratio of 94.9% in 2016. The decrease in underwriting profit in 2017 principally reflected an increase in non-catastrophe loss experience related to the current accident year (particularly in personal lines and commercial property lines of business) and lower net favourable prior year reserve development, partially offset by the impact of higher net premiums earned and lower current period catastrophe losses.

Net favourable prior year reserve development in 2017 of Cdn$121.3 ($93.5) representing 9.2 combined ratio points principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2009 to 2014. Net favourable prior year reserve development in 2016 of Cdn$149.2 ($112.8) representing 12.4 combined ratio points principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2008 through 2014.

Current period catastrophe losses in 2017 of Cdn$11.6 ($8.9) (0.9 of a combined ratio point, principally the impact of storms in central Canada) decreased from Cdn$38.0 ($28.7) in 2016 (3.2 combined ratio points, principally the impact of the Fort McMurray wildfires). The decrease in Northbridge's underwriting expense ratio to 17.7% in 2017 from 19.1% in 2016 principally reflected the impact of higher net premiums earned, partially offset by higher underwriting expenses.

The increase in gross premiums written of 10.3% from Cdn$1,395.9 in 2016 to Cdn$1,539.4 in 2017, primarily reflected increased renewal and new business writings, and price increases across the group. Net premiums written increased by 10.7% in 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 10.0% in 2017, reflecting the growth in net premiums written during 2016 and 2017.

Interest and dividends of Cdn$70.2 ($54.1) in 2017, while comparable to Cdn$69.0 ($52.2) in 2016, principally reflected lower total return swap expense in 2017, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to Cdn$113.6 ($87.6) in 2017 from Cdn$67.4 ($51.0) in 2016, primarily due to higher net premiums collected and lower income taxes paid, partially offset by higher net claims paid.

Northbridge's average annual return on average equity over the past 32 years since inception in 1985 was 12.9% at December 31, 2017 (December 31, 2016 – 13.1%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2017	2016
Underwriting profit	60.0	235.2

Loss & LAE – accident year	78.3%	69.3%
Commissions	21.1%	20.8%
Underwriting expenses	10.3%	11.4%

Combined ratio – accident year	109.7%	101.5%
Net favourable development	(12.3)%	(12.8)%

Combined ratio – calendar year	97.4%	88.7%

Gross premiums written	2,783.1	2,380.7

Net premiums written	2,495.9	2,100.2

Net premiums earned	2,333.4	2,074.1

Underwriting profit	60.0	235.2
Interest and dividends	124.9	153.7
Share of profit of associates	7.2	17.3

Operating income	192.1	406.2

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported an underwriting profit of $60.0 and a combined ratio of 97.4% in 2017 compared to an underwriting profit of $235.2 and a combined ratio of 88.7% in 2016. The decrease in underwriting profit in 2017 principally reflected increased current period catastrophe losses (as set out in the table below), partially offset by modestly higher net favourable prior year reserve development and lower current year extraordinary losses.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	103.0	4.4		–	–
Hurricane Irma	70.4	3.0		–	–
Hurricane Harvey	51.6	2.2		–	–
California wildfires	46.6	2.0		–	–
Mexico earthquakes	8.2	0.4		–	–
Hurricane Matthew	–	–		30.0	1.4
Fort McMurray wildfires	–	–		14.1	0.7
France floods	–	–		10.0	0.5
Belgium floods	–	–		9.0	0.4
Other	111.9	4.8		128.8	6.2

	391.7	16.8	points	191.9	9.2	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development increased to $288.1 (12.3 combined ratio points) in 2017 from $266.5 (12.8 combined ratio points) in 2016, principally related to net favourable emergence on casualty and catastrophe loss reserves respectively in each of those periods. Current year extraordinary losses decreased to $28.4 (1.2 combined ratio points) in 2017 from $61.9 (3.0 combined ratio points) in 2016. The decrease in OdysseyRe's underwriting expense ratio to 10.3% in 2017 from 11.4% in 2016 principally reflected the impact of increased net premiums earned. The increase in OdysseyRe's commission expense ratio to 21.1% in 2017 from 20.8% in 2016 principally reflected changes in the mix of business and commission expense adjustments.

The increase in gross premiums written and net premiums written of 16.9% and 18.8% in 2017 principally reflected increases in the U.S. Insurance division (automobile, crop and liability package lines of business), North America division (property and casualty reinsurance lines of business), EuroAsia division (crop, commercial automobile and credit and bond reinsurance lines of business) and the London Market division (affinity and liability insurance lines of business). Net premiums earned in 2017 increased 12.5%, consistent with the growth in net premiums written.

The decrease in interest and dividends to $124.9 in 2017 from $153.7 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $389.9 in 2017 from $268.9 in 2016, primarily due to lower income taxes paid and increased net premiums collected, partially offset by increased net claims paid related to current period catastrophes losses and lower investment income received.

    Crum & Forster

	2017	2016
Underwriting profit	3.2	32.4

Loss & LAE – accident year	65.3%	64.2%
Commissions	15.8%	16.0%
Underwriting expenses	19.3%	18.5%

Combined ratio – accident year	100.4%	98.7%
Net favourable development	(0.6)%	(0.5)%

Combined ratio – calendar year	99.8%	98.2%

Gross premiums written	2,174.5	2,055.0

Net premiums written	1,863.4	1,801.1

Net premiums earned	1,852.8	1,769.5

Underwriting profit	3.2	32.4
Interest and dividends	33.8	65.8
Share of loss of associates	(1.1)	(22.6)

Operating income	35.9	75.6

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

Crum & Forster reported an underwriting profit of $3.2 and a combined ratio of 99.8% in 2017 compared to an underwriting profit of $32.4 and a combined ratio of 98.2% in 2016. The decrease in underwriting profit in 2017 principally reflected the impact of higher current period catastrophe losses (as set out in the table below) and increased underwriting expenses, partially offset by increased net favourable prior year reserve development.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	16.5	0.9		–	–
Hurricane Harvey	5.0	0.3		–	–
California wildfires	2.1	0.1		–	–
Texas hailstorms	–	–		10.5	0.6
Hurricane Matthew	–	–		5.0	0.3
Other	18.4	1.0		10.5	0.6

	42.0	2.3	points	26.0	1.5	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development in 2017 of $10.2 (0.6 of a combined ratio point, principally related to excess and surplus lines loss reserves, partially offset by net adverse development on commercial transportation loss reserves) increased from $8.3 in 2016 (0.5 of a combined ratio point, principally related to net favourable emergence on workers' compensation and professional risk loss reserves, partially offset by an increase in construction defect loss reserves).

The decrease in Crum & Forster's commission expense ratio to 15.8% in 2017 from 16.0% in 2016, principally reflected the impact of higher ceding commission income in 2017. The increase in Crum & Forster's underwriting expense ratio to 19.3% in 2017 from 18.5% in 2016 principally reflected increased compensation costs related to new underwriting initiatives.

The increase in gross premiums written of 5.8% in 2017 principally reflected growth in the accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business. Net premiums written increased by 3.5% in 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 4.7% in 2017, reflecting the growth in net premiums written during 2016 and 2017.

The decrease in interest and dividends to $33.8 in 2017 from $65.8 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017) and increased investment management and administration fees, partially offset by lower total return swap expense. Share of loss of associates in 2016 included a non-cash impairment charge of $25.3 related to Resolute.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $111.6 in 2017 decreased from $238.5 in 2016 primarily due to higher net paid losses and lower interest and dividend income received, partially offset by higher net premiums collected and lower income taxes paid.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,816.4 and its average annual return on average equity since acquisition was 8.7% (December 31, 2016 – 9.4%).

    Zenith National(1)

	2017	2016
Underwriting profit	117.2	164.1

Loss & LAE – accident year	58.9%	56.9%
Commissions	10.3%	10.1%
Underwriting expenses	25.8%	25.2%

Combined ratio – accident year	95.0%	92.2%
Net favourable development	(9.4)%	(12.5)%

Combined ratio – calendar year	85.6%	79.7%

Gross premiums written	849.0	831.7

Net premiums written	837.4	819.4

Net premiums earned	811.6	807.3

Underwriting profit	117.2	164.1
Interest and dividends	23.4	29.6
Share of profit (loss) of associates	(9.8)	1.2

Operating income	130.8	194.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $117.2 and a combined ratio of 85.6% in 2017 compared to an underwriting profit of $164.1 and a combined ratio of 79.7% in 2016. The decrease in underwriting profit in 2017 principally reflected lower net favourable prior year reserve development, an increase in non-catastrophe property loss experience related to the current accident year and higher current period catastrophe losses.

Net favourable prior year reserve development in 2017 of $76.4 (9.4 combined ratio points) decreased from $101.0 in 2016 (12.5 combined ratio points), principally reflecting net favourable emergence related to accident years 2013 through 2016 in 2017 and net favourable emergence related to accident years 2012 through 2015 in 2016.

In 2017 Zenith National's agriculture property and casualty line of business incurred current period catastrophe losses of $8.2 (1.0 combined ratio point) related to the California wildfires and other large losses of $6.7 (0.8 of a combined ratio point). Excluding these incurred losses, the estimated accident year loss and LAE ratio in 2017 was comparable to 2016 and reflected favourable loss development trends for accident year 2016, offset by modest earned price decreases and estimated loss trends for accident year 2017. The increase in Zenith National's underwriting expense ratio to 25.8% in 2017 from 25.2% in 2016 principally reflected flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel.

The increase in gross premiums written and net premiums written of 2.1% and 2.2% in 2017 principally reflected increased exposure, partially offset by price decreases. The increase in net premiums earned of 0.5% in 2017 principally reflected the growth in net premiums written during 2016 and 2017.

The decrease in interest and dividends to $23.4 in 2017 from $29.6 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense. Share of loss of associates in 2017 included a non-cash impairment charge of $5.5 related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $95.5 in 2017 decreased from $141.2 in 2016, primarily due to higher income taxes paid, higher net paid losses and expenses and lower investment income received, partially offset by higher net premiums collected.

    Brit(1)

	2017	2016
Underwriting profit (loss)	(201.9)	29.1

Loss & LAE – accident year	72.7%	65.0%
Commissions	27.6%	20.9%
Underwriting expenses	13.4%	15.8%

Combined ratio – accident year	113.7%	101.7%
Net favourable development	(0.6)%	(3.8)%

Combined ratio – calendar year	113.1%	97.9%

Gross premiums written	2,057.0	1,912.2

Net premiums written	1,530.9	1,480.2

Net premiums earned	1,536.9	1,399.3

Underwriting profit (loss)	(201.9)	29.1
Interest and dividends	32.6	55.4
Share of profit of associates	9.2	3.4

Operating income (loss)	(160.1)	87.9

(1)
These results differ from those published by Brit primarily due to differences in presentation of net gains on investments and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On August 3, 2016 Brit purchased shares for cancellation from its minority shareholder Ontario Municipal Employees Retirement System ("OMERS") for cash consideration of $57.8, which increased the company's ownership interest in Brit from 70.1% to 72.5%. On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.

Brit reported an underwriting loss of $201.9 and a combined ratio of 113.1% in 2017 compared to an underwriting profit of $29.1 and a combined ratio of 97.9% in 2016. The decrease in underwriting profit in 2017 principally reflected an increase in current period catastrophe losses (as set out in the table below), lower net favourable prior year reserve development and an increase in commission expense (described below).

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	110.5	7.2		–	–
Hurricane Harvey	54.3	3.5		–	–
Hurricane Maria	45.6	3.0		–	–
California wildfires	34.2	2.2		–	–
Mexico earthquakes	6.8	0.4		–	–
Hurricane Matthew	–	–		26.1	1.9
Fort McMurray wildfire	–	–		17.8	1.3
Other	7.5	0.5		32.5	2.3

	258.9	16.8	points	76.4	5.5	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development in 2017 decreased to $9.5 (0.6 of a combined ratio point, principally related to favourable emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017) from $53.5 in 2016 (3.8 combined ratio points, principally related to favourable emergence on casualty and property reinsurance lines of business). The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants.

The increase in Brit's commission expense ratio to 27.6% in 2017 from 20.9% in 2016 principally reflected the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in 2017. The decrease in Brit's underwriting expense ratio to 13.4% in 2017 from 15.8% in 2016 principally reflected the favourable effect of foreign currency translation and increased fee income earned from the management of third party underwriting capital, partially offset by higher compensation costs.

The increase in gross premiums written and net premiums written of 7.6% and 3.4% in 2017 principally reflected better than expected development on 2016 and prior underwriting years, inwards reinstatement premiums following the current period catastrophe losses, increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by modest price decreases and reductions in other lines of business through active portfolio management and the unfavourable impact of foreign currency translation. The increase in net premiums written was tempered by the impact of additional reinsurance purchased. The increase in net premiums earned of 9.8% in 2017 principally reflected the same factors that affected net premiums written and the impact of the acquisition accounting adjustments described in the preceding paragraph.

The decrease in interest and dividends to $32.6 in 2017 from $55.4 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $17.2 in 2017 decreased from $148.3 in 2016, primarily due to higher net paid losses and lower interest and dividend income received, partially offset by higher net premiums collected.

    Allied World(1)

For the period July 6, 2017 to December 31, 2017
Underwriting loss	(586.6)

Loss & LAE – accident year	125.7%
Commissions	3.2%
Underwriting expenses	21.1%

Combined ratio – accident year	150.0%
Net adverse development	7.0%

Combined ratio – calendar year	157.0%

Gross premiums written	1,447.6

Net premiums written	991.9

Net premiums earned	1,028.7

Underwriting loss	(586.6)
Interest and dividends	65.9
Share of loss of associates	(17.6)

Operating loss	(538.3)

(1)
These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation

("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Allied World reported an underwriting loss of $586.6 and a combined ratio of 157.0% in the period July 6, 2017 to December 31, 2017, which included current period catastrophe losses (as set out in the table below) and net adverse prior year reserve development of $71.9 (7.0 combined ratio points). Net adverse development principally related to the insurance segment (due to higher than expected claims development within the professional liability line of business for the 2012 and 2013 accident years and the primary casualty line of business), partially offset by net favourable development in the reinsurance segment (due to net favourable prior year reserve development in the specialty and casualty lines of business, partially offset by net adverse prior year reserve development in the property line of business related to U.S. storms in 2015 and 2016). Allied World's gross premiums written of $1,447.6 in the period July 6, 2017 to December 31, 2017 included assumed reinstatement premiums of $19.8 related to current period catastrophe losses.

	For the period July 6, 2017 to December 31, 2017
	Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	153.9	15.1
Hurricane Maria	124.9	12.0
Hurricane Harvey	122.9	11.8
California wildfires	87.3	8.4
Mexico earthquakes	9.1	0.9
Other	43.5	4.5

	541.6	52.7	points

(1)
Net of reinstatement premiums.

Share of loss of associates in the period July 6, 2017 to December 31, 2017 included a non-cash impairment charge of $19.2 related to an associate.

    Fairfax Asia

	2017	2016
Underwriting profit	38.2	41.1

Loss & LAE – accident year	80.3%	83.4%
Commissions	1.4%	(2.1)%
Underwriting expenses	22.7%	22.3%

Combined ratio – accident year	104.4%	103.6%
Net favourable development	(16.0)%	(17.2)%

Combined ratio – calendar year	88.4%	86.4%

Gross premiums written	670.4	648.7

Net premiums written	327.5	303.1

Net premiums earned	327.6	302.5

Underwriting profit	38.2	41.1
Interest and dividends	29.1	26.7
Share of profit of associates	29.4	48.1

Operating income	96.7	115.9

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital", sold on December 28, 2017), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard", partially sold during 2017 and reclassified to a common stock investment).

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company expects to enter into a quota share participation in First Capital's insurance portfolio in 2018.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad ("Prudential Assurance Malaysia") for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors for net proceeds of $376.3 and a net realized investment gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized investment gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard (fair value of $549.0 at December 31, 2017) was reclassified from the equity method of accounting to common stock at FVTPL (included in holding company cash and investments in the Fairfax Asia reporting segment), resulting in a $334.5 re-measurement gain. In 2017, Fairfax Asia paid dividends to Fairfax of $2,429.7 primarily comprised of the proceeds from the partial sale of ICICI Lombard and the sale of the company's 97.7% interest in First Capital. On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees).

On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

On October 3, 2016 Union Assurance acquired a 100% equity interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Fairfax Asia reported an underwriting profit of $38.2 and a combined ratio of 88.4% in 2017, compared to an underwriting profit of $41.1 and a combined ratio of 86.4% in 2016. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2017	2016
First Capital	69.5%	64.9%
Falcon	99.1%	97.6%
Pacific Insurance	99.6%	95.6% (1)
AMAG	95.9%	128.0%
Fairfirst Insurance	99.0%	105.2%
(1)
Excludes the impact of an intercompany loss portfolio transfer in 2016 of commercial automobile loss reserves ($15.8) and the related premiums ceded to reinsurers ($15.8) (the "2016 LPT"). Underwriting profit remained unchanged.

Net favourable prior year reserve development in 2017 of $52.3 (16.0 combined ratios points, principally related to commercial automobile, health, marine and property loss reserves) increased nominally from $52.1 in 2016 (17.2 combined ratio points, principally related to commercial automobile, engineering and marine hull loss reserves).

Fairfax Asia's commission expense ratio of 1.4% in 2017 compared to its commission income ratio of 2.1% in 2016 primarily reflected decreased profit commission on reinsurance ceded by First Capital related to commercial property and marine lines of business and the consolidation of the higher commission expense ratios of recent acquisitions AMAG and Fairfirst Insurance.

The consolidation of AMAG, Fairfirst Insurance and the 2016 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	670.4	327.5	327.6	648.7	303.1	302.5
Fairfirst Insurance	(11.9)	(11.4)	(12.4)	(4.1)	(3.9)	(3.8)
AMAG	(62.9)	(43.9)	(45.1)	(11.8)	(9.1)	(10.7)
Pacific Insurance – 2016 LPT	–	–	–	–	15.8	15.8

Fairfax Asia – as adjusted	595.6	272.2	270.1	632.8	305.9	303.8

Percentage change (year-over-year)	(5.9)%	(11.0)%	(11.1)%

The decrease in gross premiums written of 5.9% in 2017 principally reflected lower writings in the commercial automobile, property and marine lines of business. The decrease in net premiums written of 11.0% in 2017 principally reflected the impact of lower premium retention (primarily at First Capital) and the same factors which affected gross premiums written. Net premiums earned decreased by 11.1% in 2017 reflecting the decreases in net premiums written during 2016 and 2017.

The decrease in share of profit of associates to $29.4 in 2017 from $48.1 in 2016 primarily reflected the impact of reclassifying the remaining 9.9% equity interest in ICICI Lombard from the equity method of accounting to common stock at FVTPL during the third quarter of 2017.

    Insurance and Reinsurance – Other

	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)

Loss & LAE – accident year	96.1%	68.6%	81.7%	54.8%	51.5%	–	71.3%
Commissions	29.0%	17.9%	24.3%	1.1%	19.1%	–	18.8%
Underwriting expenses	4.3%	17.2%	21.1%	57.5%	31.2%	–	24.3%

Combined ratio – accident year	129.4%	103.7%	127.1%	113.4%	101.8%	–	114.4%
Net adverse (favourable) development	(35.2)%	(2.5)%	(0.8)%	5.1%	9.7%	–	(4.2)%

Combined ratio – calendar year	94.2%	101.2%	126.3%	118.5%	111.5%	–	110.2%

Gross premiums written	147.9	348.9	271.2	314.1	168.6	(6.4)	1,244.3

Net premiums written	129.2	240.8	184.4	160.6	148.3	–	863.3

Net premiums earned	124.4	241.1	185.1	120.1	119.9	–	790.6

Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)
Interest and dividends	1.9	16.8	5.9	12.7	1.2	–	38.5
Share of profit (loss) of associates	3.4	–	(1.2)	–	0.8	–	3.0

Operating income (loss)	12.4	13.8	(44.0)	(9.5)	(11.8)	–	(39.1)

	2016
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	35.4	–	0.5	0.5	(8.7)	–	27.7

Loss & LAE – accident year	66.0%	–	70.7%	61.4%	59.1%	–	66.4%
Commissions	30.9%	–	22.3%	12.6%	18.5%	–	23.3%
Underwriting expenses	5.2%	–	19.3%	32.6%	28.1%	–	17.8%

Combined ratio – accident year	102.1%	–	112.3%	106.6%	105.7%	–	107.5%
Net adverse (favourable) development	(28.5)%	–	(12.6)%	(7.7)%	6.3%	–	(13.8)%

Combined ratio – calendar year	73.6%	–	99.7%	98.9%	112.0%	–	93.7%

Gross premiums written	156.9	–	257.8	144.8	90.4	(6.6)	643.3

Net premiums written	140.6	–	177.0	58.3	82.5	–	458.4

Net premiums earned	133.8	–	185.1	45.6	72.7	–	437.2

Underwriting profit (loss)	35.4	–	0.5	0.5	(8.7)	–	27.7
Interest and dividends	8.7	–	10.6	5.5	1.8	–	26.6
Share of profit (loss) of associates	0.8	–	(0.1)	–	–	–	0.7

Operating income (loss)	44.9	–	11.0	6.0	(6.9)	–	55.0

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently rebranded Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil (established by Fairfax in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired from QBE in Hungary, Czech Republic and Slovakia (effective from February 1, 2016, April 1, 2016 and May 2, 2016 respectively); the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015). On July 31, 2017 ("the effective date") a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 was completed to legally transfer the run-off of the business written by QBE's insurance operations in Hungary, Czech Republic and Slovakia prior to the effective date ("the transferring business") from QBE to Colonnade Insurance. The net liabilities relating to the transferring business have been fully reinsured by Polish Re since December 31, 2014 through various 100% quota share transactions with QBE. All reinsurance protection that benefited the transferring business was transferred from QBE to Colonnade Insurance at the effective date.

The Insurance and Reinsurance – Other reporting segment produced an underwriting loss of $80.6 and a combined ratio of 110.2% in 2017 compared to an underwriting profit of $27.7 and a combined ratio of 93.7% in 2016. The decrease in underwriting profit in 2017 principally reflected increased current period catastrophe losses (as set out in the table below), lower net favourable prior year reserve development and higher non-catastrophe loss experience related to the current accident year.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	20.7	2.6		–	–
Hurricane Harvey	18.6	2.4		–	–
Hurricane Maria	8.2	1.0		–	–
California wildfires	7.0	0.9		–	–
Fort McMurray wildfire	–	–		7.3	1.7
Hurricane Matthew	–	–		5.7	1.3
Other	24.6	3.1		16.7	3.8

	79.1	10.0	points	29.7	6.8	points

(1)
Net of reinstatement premiums.

The underwriting results in 2017 included net favourable prior year reserve development of $33.6 (4.2 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves), partially offset by net adverse development at Fairfax CEE (liability loss reserves at Polish Re) and Fairfax Latin America (general liability loss reserves in Argentina). The underwriting results in 2016 included net favourable prior year reserve development of $60.4 (13.8 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves including net favourable emergence on the run-off of the intercompany quota share reinsurance contract with Northbridge), Advent (property and casualty reinsurance loss reserves) and Fairfax Latin America (Fairfax Brasil).

The expense ratio increased to 24.3% in 2017 from 17.8% in 2016, principally reflecting higher operating expenses at Fairfax Brasil, the impact of the start-up of Colonnade Insurance and a higher expense ratio at Fairfax Latam due to lower net premium earned from changes to its reinsurance structure subsequent to its acquisition by Fairfax, partially offset by lower operating expenses at Polish Re. The commission expense ratio decreased to 18.8% in 2017 from 23.3% in 2016, primarily reflecting the impact of the consolidation of Bryte Insurance and Fairfax Latam which have commission expense ratios that are generally lower than the other companies within the Insurance and Reinsurance – Other segment. Fairfax Latam's commission income ratio reflected the impact of the lag from changing from proportional reinsurance (with high ceding commissions) to a combination of proportional reinsurance and non-proportional reinsurance (with lower ceding commissions).

The consolidation of Bryte Insurance, Fairfax Latam and the business and renewal rights of the insurance operations acquired from AIG in Central and Eastern Europe affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,244.3	863.3	790.6	643.3	458.4	437.2
Bryte Insurance	(348.9)	(240.8)	(241.1)	–	–	–
Insurance operations acquired from AIG in Latin America	(166.5)	(97.7)	(68.5)	–	–	–
Business and renewal rights of the insurance operations acquired from AIG in CEE	(57.0)	(44.1)	(23.7)	–	–	–

Insurance and Reinsurance – Other – as adjusted	671.9	480.7	457.3	643.3	458.4	437.2

Percentage change (year-over-year)	4.4%	4.9%	4.6%

The increase in gross premiums written, net premiums written and net premiums earned by 4.4%, 4.9% and 4.6% in 2017 principally reflected increases at Fairfax CEE (primarily related to inward reinstatement premiums related to a large loss in the commercial automobile line of business at Polish Re and organic growth at Colonnade Insurance) and Advent (primarily reflecting organic growth in property binders and consumer products lines of business), partially offset by decreases at Group Re (primarily reflecting the non-renewal in 2017 of certain reinsurance contracts). Net premiums written in 2017 was also affected by increased premium retention at Polish Re and Fairfax Brasil, partially offset by outwards reinstatement premiums on current period catastrophe losses at Advent and purchases of additional reinsurance at Advent and Group Re. The increase in net premiums earned reflected the growth in net premiums written during 2016 and 2017.

The increase in interest and dividends to $38.5 in 2017 from $26.6 in 2016 principally reflected the consolidation of the interest and dividends of Bryte Insurance and Fairfax Latam, and lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

    Run-off

The Run-off business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK), Syndicate 3500 at Lloyd's and RiverStone Insurance. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Run-off management operation which has 406 employees in the U.S. and the U.K.

On December 13, 2017 U.S. Run-off repaid $124.9 aggregate principal amount of purchase consideration payable upon maturity.

On December 31, 2016 U.S. Run-off agreed to reinsure a portfolio of casualty exposures associated with habitational risks (commercial residential properties such as apartment buildings and condominiums) relating to accident years 2011 through 2016 from a U.S.-based insurer (the "habitational casualty reinsurance transaction"). The 2016 U.S. Run-off results reflected premiums of $110.7 as consideration for the assumption of $90.2 of net loss reserves and net provision for unearned premiums of $19.9.

On April 1, 2016 U.S. Run-off agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the "second quarter 2016 construction defect reinsurance transaction"). U.S. Run-off received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2017 and 2016.

	2017	2016
Gross premiums written	8.4	183.9

Net premiums written	8.3	183.4

Net premiums earned	20.1	163.5

Losses on claims	(125.4)	(236.2)
Operating expenses	(102.1)	(112.4)
Interest and dividends	28.9	51.2
Share of loss of associates	(6.1)	(15.5)

Operating loss	(184.6)	(149.4)

Run-off reported an operating loss of $184.6 in 2017 compared to an operating loss of $149.4 in 2016. Net premiums earned of $20.1 in 2017 principally reflected the run-off of the unearned premium related to the habitational casualty reinsurance transaction (net premiums earned of $15.1 and losses on claims of $12.9). Losses on claims of $125.4 in 2017 principally reflected net adverse prior year reserve development of $145.9 at U.S. Run-off, partially offset by net favourable prior year reserve development of $33.4 at European Run-off. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $182.5 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, partially offset by $39.0 of net favourable prior year reserve development at TIG Insurance related to workers' compensation loss reserves. Net favourable prior year reserve development of $33.4 at European Run-off principally related to the World Trade Center aviation market settlement.

Net premiums earned of $163.5 and losses on claims of $236.2 in 2016 principally reflected the impact of the habitational casualty reinsurance transaction and the second quarter 2016 construction defect reinsurance transaction. Losses on claims in 2016 also reflected net adverse prior year reserve development of $96.6 at U.S. Run-off, partially offset by net favourable prior year reserve development of $17.1 at European Run-off. Net adverse prior year reserve development of $96.6 at U.S. Run-off was principally comprised of $149.1 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance (including $50.0 related to a single assumed excess of loss contract with exposures to APH that was triggered and a loss of $18.8 incurred in connection with the commutation of certain assumed long tail APH liabilities) and $30.2 of non-APH loss reserve strengthening, partially offset by $89.5 of net favourable prior year reserve development at TIG Insurance principally related to workers' compensation loss reserves. Net favourable prior year reserve development at European Run-off was across various lines of business.

Operating expenses decreased to $102.1 in 2017 from $112.4 in 2016 principally reflecting a decrease in the provision for reinsurance recoverables.

Interest and dividends decreased to $28.9 in 2017 from $51.2 in 2016 primarily as a result of lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense. Share of loss of associates in 2016 included a non-cash impairment charge of $23.6 related to Resolute.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,441.7	336.0	1,009.6	470.3	3,257.6
Expenses	(1,322.5)	(315.9)	(953.1)	(404.5)	(2,996.0)
Interest and dividends	7.7	(116.8)	–	4.2	(104.9)
Share of profit of associates	–	45.5	0.3	9.6	55.4

Operating income (loss)	126.9	(51.2)	56.8	79.6	212.1
Net gains (losses) on investments	(0.4)	(4.6)	0.6	11.6	7.2

Pre-tax income (loss) before interest expense	126.5	(55.8)	57.4	91.2	219.3

	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	978.3	154.6	786.4	142.3	2,061.6
Expenses	(897.0)	(151.5)	(769.5)	(140.4)	(1,958.4)
Interest and dividends	7.2	9.5	–	–	16.7
Share of profit of associates	–	13.6	–	–	13.6

Operating income	88.5	26.2	16.9	1.9	133.5
Net gains (losses) on investments	8.8	20.4	1.5	(0.6)	30.1

Pre-tax income before interest expense	97.3	46.6	18.4	1.3	163.6

(1)
Comprised primarily of Cara and its subsidiaries Pickle Barrel (acquired on December 1, 2017), St. Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS. Interest and dividends at Fairfax India in 2017 is net of a performance fee accrual of $114.4 (2016 – nil).

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail

Subsequent to December 31, 2017

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

Year ended December 31, 2017

On December 1, 2017 Cara acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.

Year ended December 31, 2016

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

On September 2, 2016 Cara acquired a 100% equity interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 Cara subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by the company and its subsidiaries to maintain its equity and voting interests in Cara. St-Hubert is a Canadian full-service restaurant operator and fully integrated food manufacturer in the province of Quebec.

The year-over-year increases in the revenues and expenses of Restaurants and retail in 2017 primarily reflected increased revenue and expenses at Cara due to the inclusion of the full year results of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017.

Fairfax India

Subsequent to December 31, 2017

On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the first half of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Year ended December 31, 2017

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the aforementioned private placement and public offering.

Year ended December 31, 2016

On August 26, 2016 Fairfax India acquired a 50.8% equity interest in Privi Organics for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.7% interest in Adi Finechem Limited (subsequently renamed Fairchem Specialty Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleochemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

The year-over-year increases in the revenues and expenses of Fairfax India in 2017 primarily reflected the consolidation of Fairchem on March 14, 2017, the inclusion of the full year results of Privi Organics and increased business volumes at NCML. Interest and dividends in 2017 included the accrual of a performance fee of $114.4 payable to Fairfax for the period January 30, 2015 to December 31, 2017 (subsequently settled on March 9, 2018) as Fairfax India's common shareholders' equity at December 31, 2017 exceeded a specified hurdle rate for that period. The performance fee is an intercompany transaction that is eliminated on consolidation. The increase in share of profit of associates in 2017 primarily reflected the contribution from Bangalore Airport since March 24, 2017 and a year-over-year increase related to IIFL Holdings. Net losses on investments in 2017 primarily reflected net losses on Indian government bonds.

Thomas Cook India

Year ended December 31, 2017

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%. Quess is a provider of staffing and facilities management services.

The year-over-year increases in the revenues and expenses of Thomas Cook India in 2017 primarily reflected increased revenue and expenses at Quess driven by the growth in its business.

Other

Subsequent to December 31, 2017

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively "Carillion") relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The transaction was approved by the Ontario Superior Court of Justice in Carillion's proceedings under the Companies' Creditors Arrangement Act (Canada). Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Year ended December 31, 2017

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidating Grivalia Properties in the Other reporting segment. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its indirect equity interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). The company's Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.

Year ended December 31, 2016

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

The year-over-year increases in the revenues and expenses of Other in 2017 reflected the inclusion of the full year results of Golf Town and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017). Share of profit of associates in 2017 primarily reflected the contribution from joint ventures held by Grivalia Properties. Net gains on investments in 2017 primarily reflected net gains on Atlas Mara convertible bonds and equity call options held by Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased to $331.2 in 2017 from $242.8 in 2016, primarily reflecting the impact of increased borrowings at Fairfax India and its subsidiaries, the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, consolidation of the interest expense of Allied World, increased borrowings in 2017 on the holding company's revolving credit facility, increased subsidiary borrowings (primarily at Cara), consolidation of the interest expense of Grivalia Properties and Mosaic Capital and the issuance on December 4, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027.

Consolidated interest expense in 2017 of $331.2 (2016 – $242.8) was primarily attributable to interest expense at the holding company of $224.1 (2016 – $188.4). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company and the interest and dividend income earned on holding company cash and investments.

	2017	2016
Fairfax corporate overhead	143.7	106.4
Subsidiary holding companies' corporate overhead	49.5	15.5
Subsidiary holding companies' non-cash intangible asset amortization(1)	82.1	59.4
Holding company interest and dividends	4.1	11.5
Holding company share of (profit) loss of associates	(127.7)	27.2
Investment management and administration fees	(236.8)	(88.8)
Loss on repurchase of long term debt	28.6	–

	(56.5)	131.2

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased to $143.7 in 2017 from $106.4 in 2016, primarily reflecting increases in charitable donations and consulting fees, and fees related to the renegotiation of the company's revolving credit facility, partially offset by non-recurring expenses incurred in connection with business acquisitions in 2016 (principally Fairfax Latam).

Subsidiary holding companies' corporate overhead increased to $49.5 in 2017 from $15.5 in 2016, primarily reflecting restructuring costs incurred in 2017 at Bryte Insurance and Fairfax Latam, non-recurring expenses incurred in connection with the acquisition of Allied World, the consolidation of the corporate overhead of Allied World and increased charitable donations. Subsidiary holding companies' non-cash intangible asset amortization increased to $82.1 in 2017 from $59.4 in 2016, primarily due to amortization of intangible assets related to the acquisition of Allied World.

Holding company interest and dividends included total return swap expense which decreased to $16.8 in 2017 from $27.9 in 2016, primarily reflecting a reduction in short equity and equity index total return swaps in 2017. Excluding the impact of total return swap expense, holding company interest and dividends decreased to $12.7 in 2017 from $16.4 in 2016, primarily reflecting decreased interest income on bonds, partially offset by increased dividend income.

Holding company share of profit of associates of $127.7 in 2017 primarily reflected increased share of profit of Eurolife, partially offset by decreased share of profit of Gulf Insurance. Holding company share of loss of associates of $27.2 in 2016 included a non-cash impairment charge related to Resolute of $34.8.

Investment management and administration fees increased to $236.8 in 2017 from $88.8 in 2016, primarily reflecting the performance fee receivable from Fairfax India of $114.4 (2016 – nil) and increased investment and advisory fees earned on the investment portfolios of Allied World, Fairfax India and Fairfax Africa.

Loss on repurchase of long term debt arose on the early redemption of Cdn$388.4 principal amount 7.5% unsecured senior notes due 2019 and the purchase of principal amounts of $8.7, $5.8 and $3.3 of the holding company's unsecured senior notes due in 2019, 2020 and 2021. Refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2017 of 20.2% ($408.3 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions), partially offset by the revaluation of U.S. deferred tax assets as a result of U.S. tax reform (income tax rate charge of $222.4), losses at Allied World that are taxed at rates lower than the Canadian statutory income tax rate and a reduction in U.S. tax credits and operating losses capitalized in prior years primarily driven by the effects of U.S. tax reform (income tax rate charge of $89.7).

The company's effective income tax recovery rate in 2016 of 28.8% ($159.6 recovery of income taxes) was higher than the company's Canadian statutory income tax rate of 26.5% primarily due to non-taxable investment income (including dividend income and non-taxable interest income), losses incurred in the U.S. that are taxed at rates higher than the Canadian statutory income tax rate and income in the U.K. that is taxed at rates lower than the Canadian statutory rate, partially offset by deferred taxes not recorded in Canada.

For further details related to the impact of U.S. tax reform on the company's financial reporting, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2017.

    Non-controlling Interests

Non-controlling interests principally relate to Allied World, Fairfax India, Cara, Grivalia Properties, Brit, Thomas Cook India and Fairfax Africa. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2017.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2017 were primarily impacted by the acquisitions of Allied World and Fairfax Latam, the consolidation of Grivalia Properties and the divestiture of the company's 97.7% interest in First Capital. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017 for additional details related to these transactions.

Holding company cash and investments increased to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017 from $1,371.6 at December 31, 2016 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations). Significant cash movements at the holding company level in 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $1,769.4 to $4,686.9 at December 31, 2017 from $2,917.5 at December 31, 2016 primarily reflecting the impact of the consolidation of Allied World ($1,336.7) and Fairfax Latam ($162.9) and growth in business volumes at OdysseyRe and Brit, partially offset by the impact of the divestiture of First Capital ($113.1).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,013.2 at December 31, 2017 ($36,898.5 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2016 of $27,293.4 ($27,101.3 net of subsidiary short sale and derivative obligations). The increase of $9,797.2 primarily reflected the consolidation of the investment portfolios of Allied World ($7,918.8) and Fairfax Latam ($248.6), the net proceeds received from Fairfax Africa's initial public offering and Fairfax India's secondary offering and the favourable impact of foreign currency translation (principally the strengthening of the euro, Canadian dollar and the British pound relative to the U.S. dollar), partially offset by the divestiture of First Capital's investment portfolio ($686.7) and the reduction in ownership of ICICI Lombard (see the discussion of investments in associates below), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $7,675.8, primarily reflecting the consolidation of the cash and short term investments of Allied World ($4,509.0) and Fairfax Latam ($77.2), the proceeds received from net sales of long dated U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World) where a portion of the proceeds was retained in cash or invested in short term investments, and net proceeds received from Fairfax Africa's initial public offering, partially offset by the divestiture of the cash and short term investments of First Capital ($362.4).

Bonds (including bonds pledged for short sale derivative obligations) increased by $19.0 primarily reflecting the consolidation of the bond portfolios of Allied World ($2,306.2) and Fairfax Latam ($148.9), partially offset by net sales of U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World), and the divestiture of the bond portfolio of First Capital ($140.9).

Common stocks increased by $698.8 primarily reflecting the consolidation of the common stock portfolios of Allied World ($833.8) and Fairfax Latam ($13.5), net unrealized appreciation and the favourable impact of foreign currency translation (principally the strengthening of the euro, Canadian dollar and the British pound relative to the U.S. dollar), partially offset by net sales of certain common stock investments and the divestiture of the common stock portfolio of First Capital ($117.0).

Investments in associates increased by $1,022.8 primarily reflecting associates acquired in 2017 by Fairfax India (Bangalore Airport) and Fairfax Africa (Atlas Mara) and the insurance and reinsurance companies (Farmers Edge, Astarta and Sigma), increased investments in associates owned prior to 2017 (APR Energy, IIFL Holdings and Peak Achievement) and the share of profit of associates ($200.5), partially offset by the reduction in ownership of ICICI Lombard (proceeds from the sale of a 24.3% equity interest in ICICI Lombard were remitted to the holding company and the remaining 9.9% equity interest in ICICI Lombard, previously reflected as an investment in associate within portfolio investments, was reclassified to common stock at FVTPL within holding company cash and investments (fair value of $549.0 at December 31, 2017).

Derivatives and other invested assets net of short sale and derivative obligations increased by $153.6 primarily due to investments in equity warrants, the closure of various short equity total return swaps and decreased payables to counterparties to the company's U.S. treasury bond forward contracts (excluding the impact of collateral requirements), partially offset by net unrealized losses on CPI-linked derivatives.

Recoverable from reinsurers increased by $3,802.2 to $7,812.5 at December 31, 2017 from $4,010.3 at December 31, 2016 primarily reflecting the consolidation of Allied World ($2,879.6) and Fairfax Latam ($572.6) and the impact of current period catastrophe losses ceded to reinsurers (primarily by Brit, OdysseyRe and Advent), partially offset by a decrease at Run-off and the divestiture of the recoverable from reinsurers of First Capital ($447.1).

Deferred income taxes decreased by $351.8 to $380.8 at December 31, 2017 from $732.6 at December 31, 2016 primarily due to the revaluation of the net U.S. deferred tax asset to the lower corporate income tax rate as a result of U.S. tax reform, a reduction in tax credits and operating losses capitalized in prior years and deferred tax liabilities related to intangible assets recognized in connection with the acquisition of Allied World. Refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2017 for additional details related to the impact of U.S. tax reform on the company's financial reporting.

Goodwill and intangible assets increased by $2,225.0 to $6,072.5 at December 31, 2017 from $3,847.5 at December 31, 2016 primarily as a result of the acquisitions of Allied World ($1,726.9) and Fairfax Latam ($23.3), the consolidation of Mosaic Capital ($49.0), various acquisitions by Quess ($204.5, including $154.2 related to Quess' acquisition of Manipal) and the favourable impact of foreign currency translation (principally the strengthening of the Canadian dollar and Indian rupee relative to the U.S. dollar), partially offset by non-cash intangible asset amortization ($159.5).

The aforementioned acquisitions, and the allocation of goodwill of $2,904.7 and intangible assets of $3,167.8 at December 31, 2017 (December 31, 2016 – $1,633.7 and $2,213.8) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and it was concluded that no impairments had occurred.

Other assets increased by $2,309.9 to $4,828.3 at December 31, 2017 from $2,518.4 at December 31, 2016 primarily as a result of the consolidation of Grivalia Properties ($1,170.4 comprised principally of its portfolio of investment properties), Allied World ($356.0) and Fairfax Latam ($96.5). Acquisitions completed in 2017 and recorded in the Other reporting segment also contributed to increased other assets, primarily related to premises and equipment, inventories and sales receivables.

Provision for losses and loss adjustment expenses increased by $9,129.0 to $28,610.8 at December 31, 2017 from $19,481.8 at December 31, 2016 primarily reflecting the consolidation of Allied World ($7,787.9) and Fairfax Latam ($581.1), the impact of significant current period catastrophe losses (primarily related to Hurricanes Harvey, Irma and Maria and the California wildfires) and the impact on loss reserves of the strengthening of certain foreign currencies relative to the U.S. dollar (principally at OdysseyRe, Brit and Northbridge), partially offset by Runoff's continued progress settling its claims liabilities, the divestiture of the provision for loss and loss adjustment expenses of First Capital ($512.5) and prior year favourable reserve development (principally at OdysseyRe, Northbridge, Zenith National, Fairfax Asia and Group Re).

Non-controlling interests increased by $2,600.9 to $4,600.9 at December 31, 2017 from $2,000.0 at December 31, 2016 principally reflecting the consolidation of Allied World ($1,229.4) and Grivalia Properties ($517.6), Fairfax India's secondary offering in January 2017, Fairfax Africa's initial public offering in February 2017, the reduction in the company's indirect ownership of Quess from 42.1% to 33.1% and foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($125.7) and dividends paid to non-controlling interests (principally the dividend paid by Brit to its minority shareholder OMERS). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017.

Comparison of 2016 to 2015 – Total assets increased to $43,384.4 at December 31, 2016 from $41,529.0 at December 31, 2015 primarily reflecting the acquisitions of Bryte Insurance, AMAG, St-Hubert and Original Joe's (at Cara) and Privi Organics (at Fairfax India) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and run-off operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating Companies	Run-off	Corporate and Other	Consolidated
Property	285.5	1,575.6	146.9	23.6	674.7	1,382.8	99.8	604.5	4,793.4	32.9	–	4,826.3
Casualty	1,614.6	3,451.5	3,171.9	1,162.9	2,637.5	5,940.7	159.4	813.1	18,951.6	2,491.9	–	21,443.5
Specialty	57.6	348.5	149.8	7.7	782.2	452.3	100.2	272.6	2,170.9	170.1	–	2,341.0

	1,957.7	5,375.6	3,468.6	1,194.2	4,094.4	7,775.8	359.4	1,690.2	25,915.9	2,694.9	–	28,610.8
Intercompany	6.6	146.2	66.8	–	41.7	12.1	0.1	146.3	419.8	636.1	(1,055.9)	–

Provision for losses and LAE	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	(1,055.9)	28,610.8

2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating Companies	Run-off	Corporate and Other	Consolidated
Property	251.3	1,199.2	147.9	10.1	378.4	–	239.0	283.4	2,509.3	120.9	–	2,630.2
Casualty	1,570.6	3,312.5	3,140.5	1,193.7	2,280.0	–	274.8	346.8	12,118.9	2,668.8	–	14,787.7
Specialty	47.4	328.3	210.8	8.7	703.5	–	284.6	181.3	1,764.6	299.3	–	2,063.9

	1,869.3	4,840.0	3,499.2	1,212.5	3,361.9	–	798.4	811.5	16,392.8	3,089.0	–	19,481.8
Intercompany	5.7	56.9	63.1	–	44.8	–	1.6	207.6	379.7	701.1	(1,080.8)	–

Provision for losses and LAE	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	–	800.0	1,019.1	16,772.5	3,790.1	(1,080.8)	19,481.8

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

In the ordinary course of carrying on business, the company's insurance, reinsurance and run-off companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.7 billion of cash and investments pledged by the company's subsidiaries at December 31, 2017, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2017, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims.

In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2017 and 2016 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2017(1)	2016(2)
Insurance and Reinsurance
Northbridge	93.5	112.8
OdysseyRe	288.1	266.5
Crum & Forster	10.2	8.3
Zenith National	76.4	101.0
Brit	9.5	53.5
Fairfax Asia	53.1	50.7
Other	36.3	60.4

Operating companies	567.1	653.2
Run-off	(112.5)	(79.5)

	454.6	573.7

(1)
Excludes net unfavourable development of companies acquired in 2017 – Allied World ($71.9), Fairfax Latam ($6.7) and Prudential Assurance Malaysia ($0.8). Also excluded in 2017 is net favourable development on the CTR Life business ($4.0).

(2)
Excludes net favourable development of companies acquired in 2016 – Fairfirst Insurance ($1.4).

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2017	2016	2015	2014	2013
Provision for claims at January 1 – net	16,289.4	16,596.3	14,378.2	14,981.6	15,075.8
Foreign exchange effect of change in provision for claims	463.3	(103.7)	(559.3)	(496.2)	(128.0)
Provision for claims occurring:
In the current year	6,192.9	5,286.9	4,307.0	4,166.2	4,151.2
In the prior years	(454.6)	(573.7)	(467.5)	(374.4)	(476.0)
Paid on claims during the year related to:
The current year	(1,691.3)	(1,304.5)	(1,055.3)	(1,076.7)	(1,050.8)
The prior years	(3,876.8)	(3,695.2)	(2,688.4)	(2,822.7)	(3,068.7)
Provision for claims of companies acquired during the year at December 31	5,725.0	83.3	2,681.6	0.4	478.1
Divestiture of subsidiary	(235.5)	–	–	–	–

Provision for claims at December 31 before the undernoted	22,412.4	16,289.4	16,596.3	14,378.2	14,981.6
CTR Life(1)	8.7	12.8	14.2	15.2	17.9

Provision for claims at December 31 – net	22,421.1	16,302.2	16,610.5	14,393.4	14,999.5
Reinsurers' share of provision for claims at December 31	6,189.7	3,179.6	3,205.9	3,355.7	4,213.3

Provision for claims at December 31 – gross	28,610.8	19,481.8	19,816.4	17,749.1	19,212.8

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2017 of the strengthening of the the Canadian dollar, British pound and the euro relative to the U.S. dollar (principally at OdysseyRe, Northbridge, Brit and Run-off). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2017 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, OdysseyRe, Crum & Forster, Zenith National, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of mass tort or health hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces exposure to other types of mass tort or health hazard claims including claims related to environmental pollution and exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, talc, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company has been monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Since first emerging several years ago, the DES breast cancer claims have not progressed due to a lack of widely accepted scientific support for such claims. The company is also monitoring an emerging body of claims by women who claim exposure to talc as an ingredient of consumer products such as powders and cosmetics resulted in ovarian cancer. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there have been developments in defendants' favour in 2017, including the reversal of two sizeable plaintiff verdicts by appellate courts based on jurisdictional and scientific defenses as well as a defense verdict.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs have also increased because the malignancy cases often are more heavily litigated than the non-malignancy cases and because the asbestos litigation process and practices in the U.S. continue to be inefficient. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs also seek to recover from the trusts established by the bankruptcies of large asbestos manufacturing defendants associated with significant and prolonged worksite contamination, which, in some cases, is not identified in the allegations in the tort system. The unfortunate result in these instances is a disproportionate shift in financial responsibility for alleged asbestos injuries from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $153.0 or 11.4% in 2017.

In November 2016 A.M. Best Company issued its Asbestos Review, where it estimated net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, an increase of more than $15 billion from its previous review, citing "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company has seen some of the underlying litigation factors that A.M. Best cites in the asbestos claims in the Run-off portfolio. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The run-off companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; applicable coverage defenses and the impact of the defense strategies and initiatives advanced on behalf of each insured.

Following is an analysis of the company's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2017 and 2016, and the movement in gross and net reserves for those years:

	2017		2016
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,347.7	1,065.5	1,381.0	1,043.8
Asbestos losses and ALAE incurred during the year	153.0	141.8	219.9	218.7
Asbestos losses and ALAE paid during the year	(208.6)	(174.0)	(253.2)	(197.0)

Provision for asbestos claims and ALAE at December 31	1,292.1	1,033.3	1,347.7	1,065.5

  Summary

Management believes that the asbestos reserves reported at December 31, 2017 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company`s ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $7,812.5 on the consolidated balance sheet at December 31, 2017 consisted of future recoverables from reinsurers on unpaid claims ($6,216.2), reinsurance receivable on paid losses ($593.7) and the unearned portion of premiums ceded to reinsurers ($1,169.0), net of provision for uncollectible balances ($166.4). Recoverables from reinsurers on unpaid claims increased by $3,006.2 to $6,216.2 at December 31, 2017 from $3,210.0 at December 31, 2016 principally reflecting the consolidation of the recoverable from reinsurers of Allied

World and Fairfax Latam (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017) and current period catastrophe losses ceded to reinsurers.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2017, which represented 81.0% (December 31, 2016 – 72.2%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,181.5	1,027.1
Swiss Re	Swiss Reinsurance America Corporation	A+	737.0	726.7
Lloyd's	Lloyd's	A	520.5	516.4
AIG	American Home Assurance Company	A	520.2	510.9
Markel	Markel CATCo Reinsurance Ltd	A	462.6	235.0
Everest	Everest Reinsurance (Bermuda), Ltd	A+	372.4	328.2
AXIS	AXIS Reinsurance Company	A+	329.8	318.1
HDI	Hannover Rück SE	A+	317.5	307.4
Berkshire Hathaway	General Reinsurance Corporation	A++	259.5	258.3
Alleghany	Transatlantic Reinsurance Company	A+	194.2	191.3
SCOR	SCOR Global P&C SE	A+	152.6	151.2
Arch Capital	Arch Reinsurance Company	A+	149.6	144.7
XL	XL Insurance Company of New York, Inc.	A	145.7	139.6
RenaissanceRe	Renaissance Reinsurance US Inc	A	145.7	138.7
Liberty Mutual	Liberty Mutual Insurance Company	A	130.7	130.6
WR Berkley	Berkley Insurance Company	A+	113.2	109.7
EXOR	Partner Reinsurance Company of the U.S.	A	110.1	106.2
QBE	QBE Reinsurance Corporation	A	104.0	103.3
Chubb	Chubb Tempest Reinsurance Ltd	A++	98.8	70.5
Tokio Marine	Tokio Millennium Re AG	A++	84.9	81.4
Aspen	Aspen Insurance UK Ltd	A	78.8	78.8
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	66.2	66.2
Nationwide	Nationwide Mutual Insurance Company	A+	65.9	65.7
Validus	AlphaCat Reinsurance Limited	A	61.4	24.4
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	60.1	60.1

Top 25 reinsurance groups			6,462.9	5,890.5
Other reinsurers			1,516.0	1,175.5

Total recoverable from reinsurers			7,978.9	7,066.0
Provision for uncollectible reinsurance			(166.4)	(166.4)

Recoverable from reinsurers			7,812.5	6,899.6

(1)
Financial strength rating of principal reinsurer (or, if principal reinsurer is not rated, of the group).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents the classification of the $7,812.5 recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2017, shown separately for the insurance and reinsurance operations and for the run-off operations. At December 31, 2017 approximately 8.7% (December 31,

2016 – 19.3%) of the consolidated recoverable from reinsurers related to run-off operations. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk.

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	353.0	30.9	322.1	76.6	1.0	75.6	429.6	31.9	397.7
A+	3,596.3	242.8	3,353.5	282.1	24.4	257.7	3,878.4	267.2	3,611.2
A	2,178.8	81.8	2,097.0	133.1	13.6	119.5	2,311.9	95.4	2,216.5
A-	235.6	9.4	226.2	9.9	5.7	4.2	245.5	15.1	230.4
B++	20.2	0.2	20.0	2.0	1.0	1.0	22.2	1.2	21.0
B+	2.2	0.4	1.8	0.9	0.4	0.5	3.1	0.8	2.3
B or lower	3.1	3.0	0.1	2.3	–	2.3	5.4	3.0	2.4
Not rated	649.1	413.4	235.7	299.1	80.4	218.7	948.2	493.8	454.4
Pools and associations	125.0	4.5	120.5	9.6	–	9.6	134.6	4.5	130.1

	7,163.3	786.4	6,376.9	815.6	126.5	689.1	7,978.9	912.9	7,066.0
Provision for uncollectible reinsurance	(31.9)		(31.9)	(134.5)		(134.5)	(166.4)		(166.4)

Recoverable from reinsurers	7,131.4		6,345.0	681.1		554.6	7,812.5		6,899.6

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $912.9 at December 31, 2017 as follows:

  •
  for reinsurers rated A – or better, security of $409.6 against outstanding reinsurance recoverables of $6,865.4;

  •
  for reinsurers rated B++ or lower, security of $5.0 against outstanding reinsurance recoverables of $30.7;

  •
  for unrated reinsurers, security of $493.8 against outstanding reinsurance recoverables of $948.2; and

  •
  for pools and associations, security of $4.5 against outstanding reinsurance recoverables of $134.6.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $166.4 at December 31, 2017 related to the $480.1 of net unsecured reinsurance recoverables from reinsurers rated B++ or lower or which are unrated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2017.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $621.3 (2016 – pre-tax cost of $123.1). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $347.1 (2016 – $267.4); losses on claims ceded to reinsurers of $2,367.1 (2016 – $952.1); and recovery of uncollectible reinsurance of $7.7 (2016 – $4.9).

Year ended December 31, 2017

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other		Inter- company	Consolidated
Reinsurers' share of premiums earned	121.2	283.1	292.6	11.9	465.8	390.7	330.8	414.1	2,310.2	0.1	–	–	(209.7)	2,100.6
Pre-tax benefit (cost) of ceded reinsurance	(60.2)	156.4	90.1	(11.8)	155.8	318.7	(75.8)	19.0	592.2	68.7	–	–	(39.6)	621.3

Year ended December 31, 2016

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other		Inter- company	Consolidated
Reinsurers' share of premiums earned	113.5	300.3	258.7	11.9	341.0	–	338.9	155.1	1,519.4	0.5	–	–	(172.4)	1,347.5
Pre-tax benefit (cost) of ceded reinsurance	(36.5)	(16.6)	128.0	(12.5)	(113.8)	–	(11.2)	(85.6)	(148.2)	77.9	–	–	(52.8)	(123.1)
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Reinsurers' share of premiums earned increased from $1,347.5 in 2016 to $2,100.6 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance, increases at Crum & Forster (consistent with increased business volumes) and Brit (primarily reflecting lower risk retention), and higher reinstatement premiums paid as a result of current period catastrophe losses in 2017, partially offset by a decrease at OdysseyRe (primarily reflecting the non-renewal in 2017 of a specific fronting arrangement).

Commissions earned on reinsurers' share of premiums earned increased from $267.4 in 2016 to $347.1 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance and increases at Crum & Forster and Brit consistent with the increase in reinsurers' share of premiums earned.

Reinsurers' share of losses on claims increased from $952.1 in 2016 to $2,367.1 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance and significant current period catastrophe losses in 2017. The company recorded net recoveries of uncollectible reinsurance of $7.7 in 2017 (2016 – $4.9).

The use of reinsurance in 2017 decreased cash provided by operating activities by approximately $469 (2016 – $152). The increase in cash used in operating activities in 2017 primarily reflected the timing of premiums paid to reinsurers ($2,224.0 in 2017 compared to $1,445.9 in 2016) being sooner than the receipt of reinsurance recoverables, primarily related to significant current period catastrophe losses in 2017 (total reinsurance recoveries received of $1,314.0 in 2017 compared to $1,017.4 in 2016).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance, reinsurance and run-off companies, Fairfax India and Fairfax Africa. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance, reinsurance and run-off companies, Fairfax India and Fairfax Africa are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(5)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $90.9 at December 31, 2017 (December 31, 2016 – $157.1, December 31, 2015 – $1.094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity-accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017.

(4)
Net of short sale and derivative obligations of both the holding company and the operating companies commencing in 2004.

(5)
Includes Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

Investments per share increased by $183.44 to $1,414.55 at December 31, 2017 from $1,231.11 at December 31, 2016. Approximately $106 of the increase in investments per share reflected the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A (excluding the impact of the acquisition of Allied World). Approximately $56 of the increase in investments per share reflected the consolidation of Allied World's investment portfolio of $7,918.8 relative to the 5,075,894 subordinate voting shares issued to acquire Allied World. The remaining increase in investments per share of approximately $21 reflected the impact of net repurchases of shares by the company for treasury for use in its share-based payment awards and for cancellation pursuant to normal course issuer bids. Fairfax common shares effectively outstanding increased to 27,751,073 at December 31, 2017 from 23,093,566 at December 31, 2016. Since 1985, investments per share have compounded at a rate of 19.4% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance, reinsurance and run-off companies. Interest and dividends on holding company cash and investments was $12.7 in 2017 (2016 – $16.4) prior to giving effect to total return swap expense of $16.8 (2016 – $27.9). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table.

		Interest and dividends
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share ($)	Amount(4)	Yield(3) (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Tax effected at the company's Canadian statutory income tax rate.

Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, partially offset by lower interest earned. Lower interest earned principally reflected sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by the impact of consolidating Allied World's investment portfolio and the higher interest earned on increased holdings of cash and short term investments. Total return swap expense decreased to $53.2 in 2017 from $146.4 in 2016, primarily reflecting the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.

The company's pre-tax interest and dividends yield decreased from 1.93% in 2016 to 1.65% in 2017 and the company's after-tax interest and dividends yield decreased from 1.42% in 2016 to 1.21% in 2017. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $2.8 (2016 – $0.9) and total return swap expense of $53.2 (2016 – $146.4), interest and dividends in 2017 of $609.4 (2016 – $700.7) produced a pre-tax gross portfolio yield of 1.80% (2016 – 2.44%). The decline in the pre-tax gross portfolio yield was primarily due to lower interest earned on bonds as the result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017 as described in the preceding paragraph.

    Share of Profit of Associates

Share of profit of associates increased to $200.5 in 2017 from $24.2 in 2016, primarily due to year-over-year increases of $124.0 related to Eurolife and a non-cash impairment charge of $100.4 recognized on Resolute in 2016. Details of the company's associates and transactions related to associates are described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

    Net Gains (Losses) on Investments

Net gains on investments of $1,467.5 in 2017 (2016 – net losses on investments of $1,203.6) were comprised as shown in the following table:

	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	125.1	582.7	707.8	(151.2)	(5)(6)	73.2	(5)(6)	(78.0)
Preferred stocks – convertible	–	(1.6)	(1.6)	(68.0)	(5)(7)	61.4	(5)(7)	(6.6)
Bonds – convertible	25.9	207.2	233.1	35.0		(74.4)		(39.4)
Gain on disposition of associates(1)	69.8	–	69.8	–		–		–
Other equity derivatives(2)(3)	(19.9)	77.8	57.9	–		19.3		19.3

Long equity exposures	200.9	866.1	1,067.0	(184.2)		79.5		(104.7)
Short equity exposures and equity hedges(3)	(553.1)	135.2	(417.9)	(2,634.8)		1,441.9		(1,192.9)

Net equity exposure and financial effects	(352.2)	1,001.3	649.1	(2,819.0)		1,521.4		(1,297.6)
Bonds	419.8	(374.9)	44.9	648.7		(326.0)		322.7
CPI-linked derivatives	–	(71.0)	(71.0)	–		(196.2)		(196.2)
U.S. treasury bond forwards	(174.5)	21.3	(153.2)	96.7		(49.7)		47.0
Other derivatives	(8.4)	8.1	(0.3)	(70.6)		63.2		(7.4)
Foreign currency	(95.1)	97.9	2.8	80.6		(210.1)		(129.5)
Gain on disposition of insurance and reinsurance associates(4)	930.1	–	930.1	–		–		–
Other	3.7	61.4	65.1	(7.8)		65.2		57.4

Net gains (losses) on investments	723.4	744.1	1,467.5	(2,071.4)		867.8		(1,203.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(2.6)	26.8	24.2	334.3		(77.5)		256.8
U.S. states and municipalities	437.5	(370.2)	67.3	321.4		(350.9)		(29.5)
Corporate and other	(15.1)	(31.5)	(46.6)	(7.0)		102.4		95.4

	419.8	(374.9)	44.9	648.7		(326.0)		322.7

(1)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recogonized a net loss on investment of $237.9 (realized loss of $553.1, of which $315.2 was recognized as unrealized losses in prior years). In the fourth quarter of 2016 the company discontinued its economic hedging strategy and recorded a net loss on investment of $955.2 (realized loss of $2,665.4, of which $1,710.2 had been recogonized as unrealized losses in prior years).

(4)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(5)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(6)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in the reclassification of an unrealized loss of $68.1 on APR Energy to realized losses with a net impact of nil on the consolidated statement of earnings.

(7)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

Net equity exposure and financial effects:    During 2017 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $649.1 (2016 – net losses of $1,297.6).

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509.

At December 31, 2017 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $706.3 (December 31, 2016 – $283.9).

Bonds:    Net gains on bonds of $44.9 in 2017 were primarily comprised of net gains on U.S. treasury bonds ($52.8) and U.S. state and municipal bonds ($67.3), partially offset by losses on Indian government bonds ($40.5) and corporate and other bonds ($46.6).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Net unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2017 for a discussion and analysis of the company's CPI-linked derivatives.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2017 and 2016 were comprised as shown in the following tables:

Year ended December 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	114.4	362.0	119.1	24.6	80.9	0.6	130.5	80.8	912.9	129.9	23.6	0.6	1,067.0
Short equity exposures	(35.7)	(46.2)	(114.5)	–	–	–	–	(8.3)	(204.7)	(35.1)	–	(178.1)	(417.9)
Bonds	(21.9)	(13.5)	102.6	5.1	(10.4)	(35.5)	11.9	6.9	45.2	8.0	(2.5)	(5.8)	44.9
U.S treasury bond forwards	(2.3)	(29.0)	(84.0)	(8.5)	(1.2)	–	–	(2.4)	(127.4)	(23.5)	–	(2.3)	(153.2)
CPI-linked derivatives	(5.5)	(22.2)	(5.0)	(5.5)	(7.6)	–	–	(17.3)	(63.1)	(1.9)	–	(6.0)	(71.0)
Foreign currency	(5.9)	0.1	9.6	10.3	15.5	10.1	10.7	2.8	53.2	(4.1)	(13.4)	(32.9)	2.8
Other(2)	1.7	1.9	0.1	0.6	1.8	(1.7)	930.8	7.0	942.2	–	(0.5)	53.2	994.9

Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	1,467.5

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	42.6	(16.1)	31.1	(43.2)	(36.9)	–	5.2	(9.6)	(26.9)	(32.4)	13.5	(58.9)	(104.7)
Short equity exposures	(181.8)	(389.0)	(155.0)	(107.0)	(13.1)	–	–	(62.1)	(908.0)	(159.0)	–	(125.9)	(1,192.9)
Bonds	67.6	90.9	(27.9)	19.8	110.6	–	0.4	33.9	295.3	7.1	19.0	1.3	322.7
CPI-linked derivatives	(20.3)	(43.8)	(16.7)	(15.5)	(20.6)	–	–	(44.1)	(161.0)	(11.2)	–	(24.0)	(196.2)
Foreign currency	(67.8)	27.8	(35.1)	(20.7)	41.5	–	(7.0)	(5.7)	(67.0)	(48.6)	(5.9)	(8.0)	(129.5)
Other	(1.6)	11.5	18.9	(1.6)	5.8	–	(0.3)	(2.4)	30.3	18.9	3.5	44.3	97.0

Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	–	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	(1,203.6)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Includes net realized gains of $930.1 on partial disposition of the company's investment in ICICI Lombard at Fairfax Asia, refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2017 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All noted amounts above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(8)	Total return on average investments(8)
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income (loss)
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)
2017	33,843.1	559.0	–		–	1,542.4	–	339.2	2,440.6	7.2

Cumulative from inception		11,005.0	3,887.8			6,748.9				8.2 (7)

(1)
IFRS basis for 2010 to 2017; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions involving the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 32 years.

(8)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,695.4 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2017, total return on average investments has averaged 8.2%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2017, 72.2% (December 31, 2016 – 79.2%) of the fixed income portfolio carrying value was rated investment grade or better, with 47.1% (December 31, 2016 – 61.9%) being rated AA or better (primarily consisting of government obligations). Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2017 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $155.6 and $306.2 respectively (2016 – $148.2 and $295.1). The company's exposure to interest rate risk did not change significantly during 2017 compared to 2016. Allied World's bond portfolio ($5,337.2, acquired on July 6, 2017) was re-balanced to reflect the company's interest rate risk tolerance. To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,693.8 as at December 31, 2017 (December 31, 2016 – $3,013.4). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Throughout most of 2016 the company had economically hedged its equity and equity-related holdings. The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2017 the company's equity and equity-related exposure increased, primarily reflecting the consolidation of the common stock portfolio of Allied World ($833.8), net acquisitions of non-insurance and reinsurance associates, purchases of common stocks and the continued reduction of the notional amount of short equity total return swaps.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. Subsequent to the economic downturn in 2008, the company became increasingly concerned about the risk of a potential significant decline in global equity markets. From 2010 until the fourth quarter of 2016, the company relied on certain derivative financial instruments to protect its equity and equity-related holdings. In the latter part of 2016, the company's sentiment with respect to U.S. economic growth and improvements in the global equity markets improved, resulting in the discontinuation of the economic equity hedging strategy. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, are selling at a discount to intrinsic value and afford a margin of safety.

As a result of the increase in its net equity exposures and the termination of its economic equity hedging strategy, a hypothetical decrease in global equity markets of 5% and 10% at December 31, 2017 would potentially decrease the company's net earnings by $238.5 and $475.0 respectively (2016 – $106.7 and $204.5). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

The company's holdings of common stocks and long equity total return swaps at December 31, 2017 and 2016 are summarized by the issuer's primary industry in the table below.

	December 31, 2017(1)	December 31, 2016(1)
Financials and investment funds	4,171.6	2,988.2
Commercial and industrial	1,356.1	571.5
Consumer products and other	748.2	834.8

	6,275.9	4,394.5

(1)
Excludes other funds of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) that are invested principally in fixed income securities.

The company's holdings of common stocks and long equity total return swaps at December 31, 2017 and 2016 are summarized by the issuer's country of domicile in the table below.

	December 31, 2017(1)	December 31, 2016(1)
United States	2,078.2	1,266.9
Canada	1,060.7	755.6
India	621.2	247.8
Greece	434.1	297.0
Egypt	367.1	331.5
Netherlands	355.8	231.9
China	214.3	167.2
Singapore	122.9	182.3
Hong Kong	115.2	66.8
Thailand	111.0	105.5
United Kingdom	94.3	35.8
Nigeria	78.4	74.4
Kuwait	47.7	70.3
Germany	29.5	30.3
Ireland	0.8	102.8
All other	544.7	428.4

	6,275.9	4,394.5

(1)
Excludes other funds of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) that are invested principally in fixed income securities.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2017 was estimated to be $66.2 (December 31, 2016 – $105.8).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2017 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premiums and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 23.5% in 2017 to $16,977.9, at a cost of 3.8%.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
2017	(641.5)	16,977.9	3.8%	2.3%
Weighted average since inception			0.7%	3.7%
Fairfax's weighted average net benefit of float since inception: 3.0%
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Ongoing operations	Run-off(9)	Total
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	–	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	–	561.1	855.4	13,793.2	2,879.7	16,672.9
2017	1,760.2	4,439.6	2,860.8	1,177.2	3,078.3	5,457.2	233.5	1,155.8	20,162.6	2,566.9	22,729.5

During 2017 the company's total float increased by $6,056.6 to $22,729.5.

(1)
Northbridge's float increased by 5.4% primarily due to the effect of the strengthening of the Canadian dollar relative to the U.S. dollar. In Canadian dollar terms, Northbridge's float decreased by 1.7% primarily due to a decrease in loss reserves reflecting favourable prior year development and an increase in insurance balances receivables.

(2)
OdysseyRe's float increased by 10.3% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables. The increases in loss reserves and reinsurance recoverables were principally due to increased catastrophe losses in 2017. The increase in unearned premiums primarily reflected higher business volumes.

(3)
Crum & Forster's float increased by 5.7% primarily due to an increase in unearned premiums from higher business volumes, partially offset by lower loss reserves and reinsurance recoverables.

(4)
Zenith National's float was consistent year-over-year (decreased by 0.2%) but reflected an increase in unearned premiums due to slightly higher business volumes, largely offset by an increase in insurance balances receivable.

(5)
Brit's float increased by 10.1% due to increases in loss reserves and unearned premiums, partially offset by increases in reinsurance recoverables and insurance balances receivable. The increases in loss reserves and reinsurance recoverables were principally due to increased catastrophe losses in 2017.

(6)
Allied World increased the company's float with effect from its acquisition date of July 6, 2017.

(7)
Fairfax Asia's float decreased by 58.4% primarily due to the sale of its 97.7% interest in First Capital in 2017. Excluding the impact of the First Capital sale, Fairfax Asia's float decreased by 2.6%.

(8)
Insurance and Reinsurance – Other's float increased by 35.1% primarily due the consolidation of Fairfax Latam and the strengthening of the Canadian dollar, South African rand and Polish zloty relative to the U.S. dollar, partially offset by the strengthening of the U.S. dollar relative to the Brazilian real. The increase in float also reflected increases in loss reserves and reinsurance recoverables principally due to increased catastrophe losses in 2017.

(9)
Run-off's float decreased by 10.9% primarily due to lower loss reserves, partially offset by lower insurance balances receivable and reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to normal course cession and collection activity, partially offset by net adverse prior year reserve development. The decrease in insurance balances receivable reflected the settlement of a large receivable balance which was outstanding at the end of 2016.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2017		2016	2015		2014		2013
Holding company cash and investments (net of short sale and derivative obligations)	2,356.9		1,329.4	1,275.9		1,212.7		1,241.6

Borrowings – holding company	3,475.1		3,472.5	2,599.0		2,656.5		2,491.0
Borrowings – insurance and reinsurance companies	1,373.0		435.5	468.5		385.9		458.8
Borrowings – non-insurance companies	1,566.0		859.6	284.0		136.6		44.7

Total debt	6,414.1		4,767.6	3,351.5		3,179.0		2,994.5

Net debt(1)	4,057.2		3,438.2	2,075.6		1,966.3		1,752.9

Common shareholders' equity	12,475.6		8,484.6	8,952.5		8,361.0		7,186.7
Preferred stock	1,335.5		1,335.5	1,334.9		1,164.7		1,166.4
Non-controlling interests	4,600.9		2,000.0	1,731.5		218.1		107.4

Total equity	18,412.0		11,820.1	12,018.9		9,743.8		8,460.5

Net debt/total equity	22.0%		29.1%	17.3%		20.2%		20.7%
Net debt/net total capital(2)	18.1%		22.5%	14.7%		16.8%		17.2%
Total debt/total capital(3)	25.8%		28.7%	21.8%		24.6%		26.1%
Interest coverage(4)	7.1	x	n/a	3.9	x	12.3	x	n/a
Interest and preferred share dividend distribution coverage(5)	6.0	x	n/a	2.9	x	9.0	x	n/a
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

Holding company cash and investments increased to $2,356.9 at December 31, 2017 from $1,329.4 at December 31, 2016. Significant cash movements at the Fairfax holding company level during 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Borrowings – holding company increased by $2.6 to $3,475.1 at December 31, 2017 from $3,472.5 at December 31, 2016 primarily reflecting the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due

December 6, 2027 and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the early redemption of the Cdn$388.4 principal amount of 7.50% unsecured senior notes due 2019, the repayment of the amount drawn on the revolving credit facility, the repayment of purchase consideration payable upon maturity and the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021.

Borrowings – insurance and reinsurance companies increased by $937.5 to $1,373.0 at December 31, 2017 from $435.5 at December 31, 2016 primarily reflecting the consolidation of the borrowings of Allied World ($878.0) and borrowings of $45.0 on Brit's revolving credit facility which was repaid in January 2018.

Borrowings – non-insurance companies increased by $706.4 to $1,566.0 at December 31, 2017 from $859.6 at December 31, 2016 primarily reflecting the consolidation of the borrowings of Grivalia Properties ($160.4), Mosaic Capital ($54.0) and Fairfax Africa (term loan of $150.0) and increased borrowings at Fairfax India (term loan of $400.0 at December 31, 2017 compared to $225.0 at December 31, 2016).

Common shareholders' equity increased from $8,484.6 at December 31, 2016 to $12,475.6 at December 31, 2017 primarily reflecting the issuance of 5,075,894 subordinate voting shares pursuant to the acquisition of Allied World ($2,191.6), net earnings attributable to shareholders of Fairfax ($1,740.6) and other comprehensive income ($283.8, comprised of net unrealized foreign currency translation gains on foreign operations of $200.4 and share of other comprehensive income of associates of $114.3, partially offset by net losses on defined benefit plans of $30.9), partially offset by the payment of dividends on the company's common and preferred shares ($282.0).

Non-controlling interests increased from $2,000.0 at December 31, 2016 to $4,600.9 at December 31, 2017 principally reflecting the impact of the consolidation of Allied World ($1,229.4) and Grivalia Properties ($517.6), Fairfax India's secondary offering in January 2017 and Fairfax Africa's initial public offering in February 2017, the reduction in the company's indirect ownership of Quess from 42.1% to 33.1% and foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($125.7) and dividends paid to non-controlling interests (principally the dividend paid by Brit to its minority shareholder OMERS).

The changes in holding company borrowings, subsidiary borrowings (comprised of the borrowings of the insurance and reinsurance companies and the non-insurance companies) and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased from 22.5% at December 31, 2016 to 18.1% at December 31, 2017 primarily as a result of increased net total capital, partially offset by increased net debt. The increase in net debt was primarily due to increased subsidiary borrowings, partially offset by increased holding company cash and investments. The increase in net total capital was primarily due to increases in common shareholders' equity, non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased from 28.7% at December 31, 2016 to 25.8% at December 31, 2017 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, non-controlling interests and total debt), partially offset by increased total debt.

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2017 of $2,356.9 (December 31, 2016 – $1,329.4) provide adequate liquidity to meet the holding company's known commitments in 2018. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2018.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2017	2016	2015	2014	2013
Insurance and Reinsurance
Northbridge (Canada)	1.0	0.9	0.9	0.8	0.9
OdysseyRe (U.S.)	0.6	0.5	0.5	0.6	0.6
Crum & Forster (U.S.)	1.4	1.5	1.3	1.1	1.1
Zenith National (U.S.)	1.5	1.5	1.3	1.3	1.4
Brit(1)	1.4	1.3	1.4	n/a	n/a
Allied World(2)	0.9	–	–	–	–
Fairfax Asia(3)	0.4	0.4	0.5	0.5	0.5
Other(4)	0.8	0.7	0.7	0.5	0.6
Canadian insurance industry	1.1	1.0	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2017 ratio presented for Allied World includes net premiums written by Allied World prior its acquisition by the company on July 6, 2017 and its U.S. GAAP equity of $2,523.8 at December 31, 2017.

(3)
Total equity excludes certain holding company investments.

(4)
Other includes Group Re, Bryte Insurance, Advent, Fairfax Latin America (Fairfax Brasil and Fairfax Latam) and Fairfax CEE (Colonnade Insurance and Polish Re).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2017 OdysseyRe, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2016 – 3.4 times) the authorized control level, except for TIG Insurance which had 2.3 times (December 31, 2016 – 2.2 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2017 Northbridge's subsidiaries had a weighted average MCT ratio of 205% of the minimum statutory capital required, compared to 211% at December 31, 2016.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2017 Allied World was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2017 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,468.5 (December 31, 2016 – $1,457.3). This represented a surplus of $395.1 (December 31, 2016 – $297.1) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2016 – $200.0).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2017.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2017 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Allied World Assurance Company Holdings, GmbH(1)	A	A-	A3	–
Wentworth Insurance Company Ltd.	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) Ltd.(2)	A	A+	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2017 DBRS upgraded the Issuer Credit Rating of Fairfax to "BBB (high)" from "BBB" and the Financial Strength Ratings of Northbridge General Insurance Corp. and Federated Insurance Company of Canada to "A" from "A (low)". Standard & Poor's and Moody's downgraded the Financial Strength Ratings of Allied World's operating companies to "A-" and "A3" from "A" and "A2" respectively subsequent to the acquisition by Fairfax. A.M. Best assigned a Financial Strength Rating of "A-" to Colonnade Insurance.

    Book Value Per Share

Common shareholders' equity at December 31, 2017 of $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2016, representing an increase per basic share in 2017 of 22.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2017, or a increase of 24.7% adjusted to include that dividend). During 2017 the number of basic shares increased primarily as a result of the issuance of 5,075,894 subordinate voting shares related to the acquisition of Allied World, partially offset by net repurchases of 243,087 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 184,367 subordinate voting shares for cancellation. At December 31, 2017 there were 27,751,073 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – repurchase of shares	(30,732)	458.81	(14.1)
2017 – issuance of shares	5,084,961	431.94	2,196.4
2017 – repurchase of shares	(184,367)	521.79	(96.2)

On September 28, 2017 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2018, to acquire up to 2,672,504 subordinate voting shares, 601,538 Series C preferred shares, 344,111 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the common share issuances in 2013, 2015 and 2016 were pursuant to public offerings. During 2013 and 2014 the company repurchased 36 and 8 subordinate voting shares respectively for cancellation from former employees. During 2016 and 2017 the company repurchased 30,732 and 184,367 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate pre-tax excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2017			December 31, 2016
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	783.1	711.0	72.1	1,514.8	940.5	574.3
Non-insurance associates(2)	2,041.2	1,776.0	265.2	1,440.6	1,452.5	(11.9)
Cara(3)	486.3	519.5	(33.2)	433.9	454.9	(21.0)
Grivalia Properties	568.6	573.2	(4.6)	–	–	–
Thomas Cook India	996.6	449.7	546.9	691.2	296.2	395.0
Fairfax India	666.4	448.4	218.0	355.7	290.4	65.3
Fairfax Africa	460.2	291.6	168.6	–	–	–

	6,002.4	4,769.4	1,233.0	4,436.2	3,434.5	1,001.7

(1)
The carrying values of Cara, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their approximate carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Fairfax India and Fairfax Africa.

(3)
Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and 2016. It was concluded that no impairment had occurred in each year.

    Liquidity

Holding company cash and investments at December 31, 2017 totaled $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) compared to $1,371.6 at December 31, 2016 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations).

Significant cash and investment movements at the holding company level during 2017 included the following significant inflows: dividends from Fairfax Asia ($2,429.7 comprised of net proceeds from the partial sale of ICICI Lombard and the sale of First Capital), net proceeds of $509.5 from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027 and dividends from other subsidiaries (primarily Zenith National ($102.0), OdysseyRe ($100.0) and Northbridge ($213.2)). The company's remaining 9.9% equity interest in ICICI Lombard, previously reflected as an investment in associate within portfolio investments, was reclassified to common stock at FVTPL within holding company cash and investments (fair value of $549.0 at December 31, 2017).

Significant holding company outflows during 2017 included the following: cash consideration of $435.3 paid to partially fund the acquisition of Allied World, the redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 ($340.6), payment of common and preferred share dividends ($282.0), repayment of the amount drawn on the revolving credit facility ($200.0), net cash paid of $179.0 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), cash consideration of $167.9 paid to acquire Fairfax Latam, repayment of purchase consideration payable upon maturity ($124.9) and purchases of subordinate voting shares for cancellation under the terms of normal course issuer bids ($96.2).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2017 of $2,356.9 provides adequate liquidity to meet the holding company's known commitments in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details related to the revolving credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017).

The holding company's known significant commitments for 2018 consist of payment of the $283.2 dividend on common shares ($10.00 per share paid January 2018), interest and corporate overhead expenses, preferred share dividends, income tax payments, the purchase prices related to the acquisitions of certain businesses of Carillion and the insurance operations of AIG in Uruguay (completed January 31, 2018) and Venezuela, and potential cash outflows related to derivative contracts.

During 2017 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $7,675.8 primarily reflecting the consolidation of the cash and short term investments of Allied World ($4,509.0) and Fairfax Latam ($77.2), the proceeds received from net sales of long dated U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World) where a portion of the proceeds was retained in cash or invested in short term investments, and net proceeds received from Fairfax Africa's initial public offering, partially offset by the impact of the divestiture of the cash and short term investments of First Capital ($362.4).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2017 the insurance and reinsurance subsidiaries paid net cash of $285.0 (2016 – $814.4) in connection with long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes significantly reduced cash flow volatility related to derivatives in 2017.

The non-insurance companies have principal repayments coming due in 2018 of $855.9 primarily related to Fairfax India and Fairfax Africa term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31, 2017 and 2016:

	2017	2016
Operating activities
Cash provided by operating activities before the undernoted	22.2	138.9
Net sales of investments classified as FVTPL	2,678.4	1,119.3
Investing activities
Purchases of investments in associates	(1,026.5)	(735.3)
Sales of investments in associates	1,014.9	45.8
Purchases of subsidiaries, net of cash acquired	(1,107.7)	(779.1)
Sale of subsidiary, net of cash divested	640.4	–
Net purchases of premises and equipment and intangible assets	(415.2)	(208.3)
Decrease in restricted cash for purchase of subsidiary	–	6.5
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	577.0	637.7
Repayment of borrowings – holding company and insurance and reinsurance companies	(483.7)	(5.4)
Net borrowings from (repayments to) holding company revolving credit facility	(200.0)	200.0
Net proceeds from borrowings – non-insurance companies	500.6	360.5
Repayment of borrowings – non-insurance companies	(268.7)	(38.9)
Net borrowings from revolving credit facilities – non-insurance companies	193.7	193.6
Increase in restricted cash related to financing activities	(150.8)	(18.9)
Issuances of subordinate voting shares	–	523.5
Purchases of subordinate voting shares for treasury	(140.5)	(64.2)
Purchases of subordinate voting shares for cancellation	(96.2)	(14.1)
Issuances of subsidiary common shares to non-controlling interests	2,223.2	157.1
Purchases of subsidiary common shares from non-controlling interests	(140.3)	(87.2)
Sales of subsidiary common shares to non-controlling interests	96.8	12.7
Common and preferred share dividends paid	(282.0)	(271.8)
Dividends paid to non-controlling interests	(67.5)	(41.2)

Increase in cash and cash equivalents during the year	3,568.1	1,131.2

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) decreased from $138.9 in 2016 to $22.2 in 2017, principally reflecting higher net paid losses and expenses and lower interest and dividends received, partially offset by higher net premium collections and lower income taxes paid. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2017 for details of net purchases of securities classified as FVTPL.

Purchases of investments in associates of $1,026.5 in 2017 primarily reflected investments in Astarta (28.1%), Farmers Edge (46.1%), Sigma (81.2%), Bangalore Airport (48.0% by Fairfax India), Atlas Mara (43.3% by Fairfax Africa) and the purchase of an additional indirect interest in APR Energy (ownership increased by 22.9%). Purchases of investments in associates of $735.3 in 2016 primarily reflected the purchase of an additional ownership interest in ICICI Lombard (ownership increased by 9.0%), an additional indirect interest in APR Energy, an investment in Fairchem (44.7% by Fairfax India), and the acquisition of indirect interests in Eurolife (40.0%) and Peak Achievement (38.2%). Sales of associates of $1,014.9 in 2017 primarily reflected net proceeds received on the sale of a 24.3% equity interest in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates.

Purchases of subsidiaries, net of cash acquired of $1,107.7 in 2017 primarily related to the acquisitions of Allied World and Fairfax Latam (100%), an additional investment in Grivalia Properties (ownership increased by 10.3%), and the acquisition of Saurashtra Freight (51.0% by Fairfax India). Purchases of subsidiaries, net of cash acquired of $779.1 in 2016 primarily related to the acquisitions of St-Hubert (100% by Cara), Original Joe's (89.2% by Cara),

AMAG (80.0%), Privi Organics (50.8% by Fairfax India), Bryte Insurance (100%) and Golf Town (60.0%). Sale of subsidiary, net of cash divested in 2017 related to the divestiture of a 97.7% equity interest in First Capital.

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $577.0 in 2017 primarily reflected net proceeds from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027. Net proceeds from borrowings – holding company and insurance and reinsurance companies of $637.7 in 2016 primarily reflected net proceeds from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 and Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026. Repayment of borrowings – holding company and insurance and reinsurance companies of $483.7 in 2017 primarily reflected the early redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 and repayment of $124.9 principal amount of purchase consideration payable upon maturity.

Net proceeds from borrowings by non-insurance companies of $500.6 in 2017 primarily reflected net proceeds from Fairfax India's term loan ($400.0). Repayment of borrowings by non-insurance companies of $268.7 in 2017 primarily reflected Fairfax India's repayment of a previous term loan ($225.0). Net borrowings from revolving credit facilities and short term loans by non-insurance companies of $193.7 in 2017 primarily reflected proceeds from Fairfax Africa's term loan ($150.0) that required cash collateral of $150.0 (included in restricted cash related to financing activities). Net proceeds from borrowings – non-insurance companies of $360.5 in 2016 reflected net proceeds from Cara's floating rate term loan of $115.2 (Cdn $150.0) to finance its acquisition of St-Hubert and Fairfax India's term loan ($225.0). Net borrowings from revolving credit facilities – non-insurance companies of $193.6 in 2016 principally reflected Cara's borrowing on its floating rate revolving credit facility to finance its acquisitions of St-Hubert and Original Joe's.

Purchases of subordinate voting shares for treasury in 2017 of $140.5 (2016 – $64.2) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $2,223.2 in 2017 primarily reflected certain co-investors acquiring an indirect equity interest in Allied World, the public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess. Purchases of subsidiary common shares from non-controlling interests of $140.3 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments. Sales of subsidiary common shares to non-controlling interests of $96.8 in 2017 reflected Thomas Cook India's sale of a 5.4% equity interest in Quess.

Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. Issuance of subsidiary common shares to non-controlling interests of $157.1 in 2016 primarily reflected Cara's issuance of subordinate voting shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess through its initial public offering. Purchases of subsidiary common shares from non-controlling interests of $87.2 in 2016 primarily reflected the repurchase by Brit of its common shares from OMERS and the repurchase of subordinate voting shares for cancellation by Fairfax India.

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2017:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	7,453.3	8,272.0	4,557.3	8,328.2	28,610.8
Borrowings – principal	1,005.1	877.5	1,556.8	2,957.5	6,396.9
Borrowings – interest	315.7	542.9	381.5	745.6	1,985.7
Operating leases	188.5	326.6	252.5	458.2	1,225.8

	8,962.6	10,019.0	6,748.1	12,489.5	38,219.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2017.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2017, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2017, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2017. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under "Limitation on scope of design and evaluation", the company's management, including the CEO and CFO, concluded that, as of December 31, 2017, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On July 6, 2017 the company completed the acquisition of Allied World Assurance Company Holdings, AG, which was subsequently renamed Allied World Assurance Company Holdings, GmbH ("Allied World"). Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Allied World, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2017 since the acquisition date. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Allied World represented 6.5% of the company's consolidated revenue for the year ended December 31, 2017 and represented 22.8% and 23.9% of the company's consolidated assets and liabilities respectively as at December 31, 2017. In addition, the table that follows presents a summary of financial information for Allied World.

For the period July 6, 2017 to December 31, 2017
Revenue	1,050.5

Net loss	(555.4)

As at December 31, 2017
Assets
Insurance contract receivables	1,336.7
Portfolio investments	8,162.9
Deferred premium acquisition costs	146.6
Recoverable from reinsurers	2,879.6
Goodwill and intangible assets	1,702.6
Other assets	356.0

14,584.4

Liabilities
Accounts payable and accrued liabilities	272.2
Income taxes payable	1.7
Short sale and derivative obligations	0.6
Due to affiliates	6.0
Funds withheld payable to reinsurers	270.3
Insurance contract liabilities	9,440.9
Deferred income taxes	67.5
Borrowings	878.0

10,937.2

Equity	3,647.2

14,584.4

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2017.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2017. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2017 for a detailed description of the company's accounting policies.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are also described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2017.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB issued the complete version of IFRS 9 which will supersede the 2010 version of IFRS 9 currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes requirements for the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance.

The company evaluated the impact of IFRS 9 by assessing its business models and the cash flow characteristics of its financial assets to determine their appropriate classifications under the new standard, and is nearing completion of that analysis. The company expects equities and derivative instruments held within the company's investment portfolio to continue to be classified as FVTPL, and the classification of financial liabilities and its hedge of net investment to also remain substantially unchanged from IFRS 9 (2010). The company continues to monitor and consider evolving guidance and interpretations related to IFRS 9 as it works through the classification analysis for its investments in debt instruments.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company's non-insurance companies. In April 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

During 2016 the company developed a detailed project plan for the implementation of IFRS 15 and conducted an impact assessment, involving all of its significant operating companies, that focused on identifying, by industry and key revenue streams, potential measurement differences under IFRS 15 compared to current accounting policies. Further study of a limited number of potential issues for certain of the non-insurance companies, particularly in the restaurant and staffing industries, was undertaken in 2017. Based on the cumulative work performed, the company has substantially completed its analysis of the accounting requirements under IFRS 15 and does not anticipate recording any significant transition adjustments upon adoption on January 1, 2018.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application.

During 2017 the company developed an implementation plan for IFRS 16 and had its operating companies undertake a detailed inventory of leases to determine the characteristics of their leases and the completeness of historic lease data required for IFRS 16 transition calculations. Further work will be undertaken in 2018 to develop IFRS 16 lease liability calculations and to identify and implement enhancements to current processes and information systems that may be required to embed such calculations within the company's financial reporting.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption.

The company is currently evaluating the impact of the new standard on its financial reporting, and potentially, its business activities. The new measurement approach and its need for current estimates is expected to significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the standard presents certain implementation challenges and the presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements. The company is devoting significant effort to the analysis of IFRS 17, including education workshops and impact assessments at its largest insurance and reinsurance companies. Findings from those impact assessments will support implementation planning and analysis for all insurance and reinsurance operations in 2018.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2017.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could reduce the premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks, although the company does not expect to undertake hedges of such risks in the foreseeable future. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2017.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of any hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2017.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2017 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. More recently, there has been excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. However, significant hurricane loss activity in 2017 may again result in higher costs for reinsurance protection going forward. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management) under the heading of Capital Management in the consolidated financial statements for the year ended December 31, 2017 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2017.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs specific to confidential personal information, have been implemented and are regularly upgraded. The company and its third party service providers also maintain contingency plans specific to its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2017
Revenue	2,737.6	3,258.2	4,907.3	5,321.5	16,224.6
Net earnings	75.3	312.6	370.2	856.8	1,614.9
Net earnings attributable to shareholders of Fairfax	82.6	311.6	476.9	869.5	1,740.6
Net earnings per share	$3.11	$13.04	$16.85	$30.87	$66.74
Net earnings per diluted share	$3.03	$12.67	$16.42	$30.06	$64.98
2016
Revenue	2,186.5	2,907.0	2,431.4	1,774.7	9,299.6
Net earnings (loss)	(16.7)	293.5	32.7	(704.2)	(394.7)
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	238.7	1.3	(701.5)	(512.5)
Net earnings (loss) per share	$(2.76)	$9.81	$(0.42)	$(30.77)	$(24.18)
Net earnings (loss) per diluted share	$(2.76)	$9.58	$(0.42)	$(30.77)	$(24.18)

Revenue of $4,907.3 and $5,321.5 in the third and fourth quarter of 2017 increased from $2,431.4 and $1,774.7 in the third and fourth quarter of 2016, principally as a result of net gains from the partial sale of ICICI Lombard in the third quarter of 2017, the sale of the company's 97.7% interest in First Capital in the fourth quarter of 2017, and the consolidation of the net premiums earned by Allied World from July 6, 2017.

Net earnings attributable to shareholders of Fairfax of $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017 compared to net earnings attributable to shareholders of Fairfax of $1.3 (net loss of $0.42 per basic and diluted share) in the third quarter of 2016, reflected higher net gains on investments (which primarily resulted from the partial sale of ICICI Lombard and increased net gains on net equity exposure), partially offset by underwriting losses (which primarily resulted from current period catastrophe losses related to Hurricanes Harvey, Irma and Maria).

Net earnings attributable to shareholders of Fairfax of $869.5 (net earnings of $30.87 per basic share and $30.06 per diluted share) in the fourth quarter of 2017 compared to a net loss attributable to shareholders of Fairfax of $701.5 (net loss of $30.77 per basic and diluted share) in the fourth quarter of 2016, reflected higher net gains on investments (which primarily resulted from decreased net losses on bonds and increased net gains on net equity exposure) and the net gain on the sale of the company's 97.7% interest in First Capital, partially offset by decreased underwriting profit (which primarily resulted from current period catastrophe losses related to the California wildfires) and increased provision for income taxes.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 9, 2018, Fairfax had 26,934,931 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 27,683,701 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2017 and 2016.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2017
High	663.63	628.42	652.89	708.99
Low	598.00	547.95	552.01	639.00
Close	605.20	562.01	649.33	669.34
2016
High	780.13	736.54	774.90	777.45
Low	646.03	637.17	673.00	586.00
Close	727.07	695.83	768.72	648.50

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3